08004596

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D. C. 20549
USA

SEC
Mail Processing
Section

AUG 2 1 2008

Washington, DC
103

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 20, 2008

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its Interim Report 2/2008.

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
SEP 0 2 2008
THOMSON REUTERS

Stefan Schulz
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König,
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

Interim Report 2/2008

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2008					2007		
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.	31.12.
Results								
Gross written premium	2,275.5	1,869.1	-10.3%	4,144.6	-7.7%	2,083.1	4,491.6	
Net premium earned	1,678.7	1,736.7	-11.8%	3,415.4	-7.8%	1,968.4	3,705.2	
Net underwriting result	(28.6)	(7.7)	+16.2%	(36.3)	-63.1%	(6.6)	(98.4)	
Net investment income	262.6	182.5	-44.4%	445.1	-24.1%	328.0	586.2	
Operating profit (EBIT)	245.6	154.6	-50.7%	400.2	-14.4%	313.5	467.7	
Group net income	151.5	100.8	-40.5%	252.2	-13.9%	169.4	293.0	
Balance sheet (as at the end of the quarter)								
Policyholders' surplus	5,046.4			4,698.4	-11.3%			5,295.1
Total shareholders' equity	3,140.4			2,803.7	-16.3%			3,349.1
Minority interests	532.8			521.0	-9.0%			572.7
Hybrid capital	1,373.2			1,373.8	+0.0%			1,373.3
Investments (incl. funds held by ceding companies)	19,008.5			18,744.4	-5.4%			19,815.3
Total assets	37,371.3			37,247.0	+0.5%			37,068.4
Share								
Earnings per share (diluted) in EUR	1.26	0.84	-40.5%	2.09	-13.9%	1.41	2.43	
Book value per share in EUR	26.04			23.25	-16.3%		24.68	27.77
Share price at the end of the period in EUR	33.02	31.35	-12.8%	31.35	-0.6%	35.95	35.95	31.55
Dividend	–	–		–		–	–	277.4
Dividend per share in EUR	–	–		–		–	–	1.80+0.50[1]
Market capitalisation at the end of the period	3,982.1			3,780.7	-0.6%		4,335.5	3,804.8
Ratios								
Combined ratio (non-life reinsurance)[2]	99.5%	97.4%		98.4%		99.1%	102.1%	
Large losses as percentage of net premium earned (non-life reinsurance)[3]	6.8%	4.4%		6.2%		3.3%	9.2%	
Retention	88.7%	90.5%		89.5%		86.8%	85.8%	
Return on investment (incl. funds held by ceding companies)	4.4%	3.1%		3.7%		5.4%	4.9%	
EBIT margin[4]	14.6%	8.9%		11.7%		15.9%	12.6%	
Return on equity (annualised)	18.7%	13.6%		16.4%		22.5%	19.9%	

[1] Bonus
[2] Including expenses on funds withheld and contract deposits
[3] Natural catastrophes and other major losses in excess of EUR 5 million gross
[4] Operating profit (EBIT)/net premium earned



Wilhelm Zeller
Chairman of the
Executive Board

Dear shareholders,
Ladies and Gentlemen,

Building on the good results in the first three months of the year under review, the technical component of our business – in both non-life and life/health reinsurance – again delivered a gratifying performance in the second quarter. Although the second quarter too was not spared natural catastrophe losses, the strains incurred by your company were moderate. The protracted difficult climate on international capital markets and movements in exchange rates did, however, leave an appreciable mark on our results. Nevertheless, it remains our expectation that we will be able to achieve a return on equity in excess of 15 percent after taxes for the full financial year.

I am thoroughly satisfied with the development of our *non-life reinsurance* business group in the second quarter. Even though conditions are becoming more challenging in the face of a softening market, we secured prices that were largely commensurate with the risks. Our domestic market as well as the worldwide credit/surety line and numerous niche areas continue to present a positive environment. We are well placed to make the most of the available market opportunities.

We are further extending our already broad diversification through targeted underwriting. Our tried and trusted, proactive approach to cycle management serves as a vital cornerstone for mastering the challenges posed by a softening market. We continue to transact our non-life reinsurance business on an opportunistic basis, guided solely by profitability considerations. The maxim of "profit before volume" remains our overriding principle.

As you, our valued shareholders, are aware, for a number of years now your company has made a name for itself in both non-life and life/health reinsurance with the innovative transfer of (re)insurance risks to the capital market. We have recently gone one step further and are also enabling our clients to access the capital market by pooling and structuring risks that are not suited to this treatment on a stand-alone basis in order to package them for such transactions. In the quarter just-ended we successfully completed the first transaction of this type with "Globe Re".

Even though premium growth fell short of expectations not least due to the restraining effect of exchange rate movements, we are satisfied with the development of our second business group – *life and health reinsurance*. In the medium term, however, we are standing by our ambitious forecasts, since the demographic trend in industrial nations and the growing urban middle class in emerging markets offer a good platform for dynamic growth. Especially in

Germany, insurers still underestimate the significance of the senior citizens' customer segment. We are therefore playing a particularly active part in product developments aimed at this target group. In the UK market – the second-largest in the world on the reinsurance side after the United States – we are optimally positioned with our long-established concentration on enhanced annuities.

The Asian growth markets are another focus of our activities: in China and South Korea we built up our own local infrastructure by opening new branches in the second quarter and began underwriting life business. We also have our sights set on the vigorously expanding insurance potential offered by the Indian Subcontinent: in June we signed an exclusive cooperation agreement with the leading Indian reinsurer. This cooperation will enable us to maximise the available market opportunities more quickly and even more efficiently.

Bearing in mind the volatile and continued tense situation on international capital markets, our *investments* developed satisfactorily in the prevailing environment – even though the volume in our balance sheet currency contracted appreciably due to the weakness of the US dollar and pound sterling. Thanks to the high quality and short duration of our fixed-income securities, we were able to limit the repercussions of the current uncertain market climate. Ordinary income held stable, although we were compelled to take further write-downs in the second quarter – especially on our equity portfolio. Net investment income consequently fell sharply. The marked rise in interest rates also led to significant unrealised losses on a fair value basis, which were reflected in shareholders' equity.

Looking at the considerable turmoil on international capital and currency markets, the Hannover Re share held up superbly in the second quarter too. The share price as at the end of June was on a par with the 2007 year-end closing price – a performance that the Dax and MDax, not to mention our benchmark ABN Amro Global Reinsurance Index – failed to match. It is my hope that the market will continue to appropriately recognise the profit potential inherent in your company.

I would like to thank you, our valued shareholders – also on behalf of my colleagues on the Executive Board –, most sincerely for your trust in Hannover Re. Going forward, as in the past, our overriding goal will be to lead your company responsibly and securely into a profitable future.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2) 3)] Berg	Chairman
Dr. Klaus Sturany [1)] Dortmund	Deputy Chairman
Herbert K. Haas [1) 2) 3)] Burgwedel	
Uwe Kramp [4)] Hannover	
Karl Heinz Midunsky [3)] Gauting	
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	
Dr. Erhard Schipporeit [2)] Hannover	
Gert Waechtler [4)] Großburgwedel	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Isernhagen	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Member of the Nomination Committee
4) Staff representative

Business development

We are highly satisfied with the development of our underwriting business in the first half of 2008. Both premium income and results in our two business groups of non-life reinsurance and life/health reinsurance came in largely in line with our expectations. The burden of catastrophe losses was also within the envisaged budget. The continued nervousness on currency and capital markets, however, led to a sharp drop in the fair value of investments – not only in our portfolio but throughout the industry. We nevertheless still consider a return on equity in excess of 15% to be realistic.

Risk management remains an overriding priority for our company: along with traditional retrocessions we conserve our capital by transferring insurance risks to the capital market. In this context our programme of protection cover in non-life reinsurance was further enhanced in comparison with the previous year, while at the same time we succeeded in reducing our associated expenses by around EUR 80 million on an annualised basis.

Prompted by the withdrawal from specialty business and weak exchange rates, especially in the case of the US dollar and pound sterling, gross written premium in total business contracted by 7.7% as at 30 June 2008 to EUR 4.1 billion (EUR 4.5 billion). At constant exchange rates the premium volume would have declined by just 2.2%. The level of retained premium increased to 89.5% (85.8%) as a consequence of considerable savings on the costs of our own protection covers as well as reduced proportional cessions; net premium earned decreased by 7.8% to EUR 3.4 billion (EUR 3.7 billion).

The present turmoil on the currency and capital markets – especially the significant rise in interest rates, the increase in risk premiums on corporate bonds and the slide in equity prices – also left their mark on our investment income in the first half of the year. As a result, and exacerbated by the further fall in the value of the US dollar, the volume of assets under own management contracted. Ordinary income excluding interest on deposits, on the other hand, came in – as expected – at a highly gratifying EUR 407.9 million (EUR 415.7 million), while interest on deposits actually climbed by 4.4% to EUR 102.3 million (EUR 98.0 million). Of the total write-downs of EUR 130.3 million taken on securities, equities accounted for EUR 98.6 million. This contrasted with realised gains of EUR 102.3 million on balance, which derived principally from the shortening of durations in our US portfolio in the first quarter. Net investment income declined by 24.1% relative to the same period of the previous year to stand at EUR 445.1 million (EUR 586.2 million).

The operating profit (EBIT) consequently retreated by 14.4% to EUR 400.2 million (EUR 467.7 million). If the write-downs associated with the turmoil on capital markets were factored out, the operating profit would have risen 13.4% from EUR 468.0 million to EUR 530.5 million. Group net income as at 30 June 2008 contracted by13.9% to EUR 252.2 million (EUR 293.0 million). Earnings per share consequently amounted to EUR 2.09 (EUR 2.43), equivalent to an annualised return on equity of 16.4% (19.9%).

Shareholders' equity decreased by EUR 545.4 million compared to the level of 31 December 2007 to stand at EUR 2.8 billion. The book value per share consequently also slipped by 16.3% to EUR 23.25. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, totalled EUR 4.7 billion (EUR 5.3 billion).

Non-life reinsurance

The development of our non-life reinsurance business continues to be satisfactory. Although we are already seeing softening tendencies on a number of major markets, conditions are still broadly acceptable and in most instances we obtained prices that were commensurate with the risks.

It remains the case that our underwriting is shaped by active cycle management and our profit-oriented underwriting policy, in accordance with which we focus on those segments that offer the highest profitability – rather than the largest volume. We scaled back business that no longer satisfied these profitability standards and reshuffled our

portfolio in favour of other segments – such as German business, the worldwide credit and surety line and niche areas.

Demand in our domestic market is rising, in part due to more exacting risk management requirements. E+S Rück, our subsidiary responsible for the German market, is superbly positioned to derive maximum benefit from these business opportunities. Its involvement with mutual insurers, for example, is proving to be a clear competitive advantage since they are growing more strongly than the rest of the market. Its business partners see E+S Rück in a very positive and competent light overall; this is reinforced not only by the latest customer surveys, but also by their lasting business relationships with E+S Rück and the sustained growth of our market share.

In contrast to our domestic market, we reduced our share of North American business because rates here are coming under appreciable pressure – particularly in the casualty lines. Prices for property catastrophe risks also retreated owing to the absence of natural disasters.

Our so-called retakaful business continues to fare well: having already got off to a good start in 2007, our subsidiary in Bahrain can look to even brighter business prospects in 2008. The vigorous economic growth in Southeast Asia and the Near East is prompting consistent growth in demand for Sharia-compliant products.

Key figures for non-life reinsurance

Figures in EUR million	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premium	1,506.9	1,149.3	-11.6%	2,656.2	-10.4%	1,300.1	2,964.4
Net premium earned	996.9	1,085.7	-12.2%	2,082.6	-10.6%	1,235.9	2,328.5
Underwriting result	(3.3)	26.9	+166.8%	23.6	-142.0%	10.1	(56.1)
Net investment income	176.7	93.7	+60.0%	270.4	-34.3%	233.9	411.8
Operating result (EBIT)	181.5	106.8	-53.2%	288.2	-10.3%	228.2	321.5
Group net income	113.5	82.2	-41.1%	195.7	-18.9%	139.4	241.4
Earnings per share in EUR	0.94	0.68	-41.1%	1.62	-18.9%	1.15	2.00
Retention	88.6%	90.4%		89.4%		82.7%	83.3%
Combined ratio [1]	99.5%	97.4%		98.4%		99.1%	102.1%

[1] *Including expenses on funds withheld and contract deposits*

The Latin American insurance market is also developing steadily: following the abolition of the reinsurance monopoly in Brazil we established a representative office in Rio de Janeiro and in July received a licence as an "admitted" reinsurer. This local presence gives us more direct access to clients and thus puts in place an optimal platform for securing a satisfactory share of the emerging Brazilian market. Generating a premium volume of some USD 40 billion, Brazil is by far the largest insurance market in Latin America and Rio de Janeiro is an up-and coming centre for the insurance industry.

In the area of agricultural risks our strategy is geared to acquiring additional market shares. With prices for farming products on the rise, demand for agricultural insurance covers and hence the need for reinsurance capacity is growing.

Due to the restraining effect of exchange rate movements, the gross premium income booked by our non-life reinsurance business group contracted to EUR 2.7 billion (EUR 3.0 billion) as at 30 June 2008, a fall of 10.4% compared to the same period of the previous year. At constant exchange

rates, especially against the US dollar, the decline would have been just 5.2%. The withdrawal from specialty business further curtailed premium volume. The level of retained premium increased from 83.3% to 89.4% as a consequence of significant savings on our own protection covers as well as reduced proportional cessions. Net premium earned fell by 10.6% to EUR 2.1 billion (EUR 2.3 billion).

The second quarter was again notable for a number of natural disasters. Most importantly, the earthquake in the Chinese province of Sichuan left a human tragedy in its aftermath. The devastating economic losses bore no relation, however, to the insured values. Our strain from this event was therefore rather moderate at around EUR 20 million. In Germany hailstorms and heavy rainfall in late May/early June caused considerable damage; the resulting losses for our account were in the order of EUR 30 million. The total net burden of catastrophe losses and major claims for the first half-year amounted to EUR 130.0 million (EUR 214.5 million). This figure is equivalent to 6.2% of net premium in non-life reinsurance and hence below the expected level of 10%. The combined ratio stood at 98.4% (102.1%).

The net underwriting result in non-life reinsurance improved to EUR 23.6 million after -EUR 56.1 million in the corresponding period of the previous year. Owing to the decline in investment income, however, the operating profit (EBIT) fell by 10.3% to EUR 288.2 million (EUR 321.5 million). Group net income contracted by 18.9% to EUR 195.7 million (EUR 241.4 million), generating earnings of EUR 1.62 (EUR 2.00) per share.

Life and health reinsurance

Our product range in life and health reinsurance encompasses five business segments: financial solutions, bancassurance, new markets, multinational insurance clients and conventional risk-oriented reinsurance. These five pillars ensure that we enjoy a diversified portfolio – with respect to both regions and products – and vigorous organic growth over the medium term.

With an eye to the demographic trend in industrialised nations, the retirement of the US baby boomer generation and the rapid emergence of an urban middle class in many developing countries, we assess the business prospects in life and health reinsurance as exceptionally favourable. In the second quarter we took further steps to derive maximum benefit from this potential.

In the high-growth markets of China and South Korea, for example, we commenced business operations through the newly established branches in Shanghai and Seoul. This structure enables us to enjoy the advantages of a local reinsurer and provide our clients with targeted and efficient on-the-spot service. As part of the liberalisation of the Korean market, over-the-counter sales of life insurance products at banks will continue to grow in significance. With this in mind, bancassurance and the development of new products will form the focus of our business activities in Korea. In India, too, we have put in place a platform to act quickly: in June we signed an exclusive cooperation agreement with the leading Indian reinsurer. The purpose of the collaboration, which is initially envisaged for a five-year period, is to jointly build up a profitable portfolio with further growth potential in the promising Indian market. To this end we have established a service company in Mumbai.

The United Kingdom – the second-largest reinsurance market in the world – retains its exceptional importance for our company: it accounts for around a third of our total premium volume in life and health reinsurance. The UK market is currently notable for particularly fierce competition in the area of risk-oriented reinsurance covers, prompting us to scale back our acceptances of such products. We continue to regard ourselves as the market-leading reinsurer for new business in the area of enhanced annuities. In this subsegment, as with the reinsurance of already existing pension funds, we still see excellent opportunities for further profitable expansion.

In the US market we have observed sustained market normalisation in traditional risk-oriented life business, with adequate conditions. Against this backdrop we have successfully stepped up our underwriting in certain specialist segments of this market, including for example corporate-

owned life insurance (COLI). Along with health insurance products aimed at senior citizens, our company also continues to attach particular significance to financial solutions – an area in which we realised the largest transaction in the history of Hannover Life Re in the first half of 2008.

Structurally induced premium stagnation is the hallmark of the German market; the impetus injected in the current year by another, final step increase for Riester pensions will be of limited duration. As a reinsurer, our product development activities are already geared heavily towards the coverage needs of senior citizens, even though this financially strong sector of the population is unfortunately still neglected by the insurance industry.

We also remain actively involved in the development of Islamic insurance markets. Not only do we support our clients with the design of insurance products according to Islamic principles, we also advise them on marketing and sales methods. Through our subsidiary Hannover ReTakaful in Bahrain we are able to cover the entire range of "family takaful" products.

Key figures for life and health reinsurance

Figures in EUR million	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premium	770.1	720.0	-8.6%	1,490.1	-2.8%	788.2	1,532.3
Net premium earned	681.8	651.0	-11.1%	1,332.8	-3.2%	732.5	1,376.7
Net investment income	76.2	78.6	-7.0%	154.8	-0.5%	84.5	155.5
Operating profit (EBIT)	47.9	39.3	-49.2%	87.2	-32.5%	77.4	129.2
Group net income	38.3	26.6	-52.4%	65.0	-27.8%	56.0	89.9
Earnings per share in EUR	0.32	0.22	-52.4%	0.54	-27.8%	0.47	0.75
Retention	88.6%	90.7%		89.6%		92.9%	90.2%
EBIT margin [1]	7.0%	6.0%		6.5%		10.6%	9.4%

[1] Operating profit (EBIT)/net premium earned

Owing to the restraining effect of movements in exchange rates, especially in the case of the pound sterling and US dollar – currencies of particular relevance to our company –, gross written premium contracted by 2.8% as at 30 June 2008 to EUR 1.5 billion (EUR 1.5 billion); at constant exchange rates we would have reported growth of 3.4%. The level of retained premium slipped marginally to 89.6% (90.2%), as a consequence of which net premium earned fell by a slightly disproportionate 3.2% to EUR 1.3 billion (EUR 1.4 billion).

The sharp decline of 32.5% in the operating profit (EBIT) as at 30 June 2008 to EUR 87.2 million (EUR 129.2 million) does not imply an unfavourable business performance. Rather, it is a reflection of the fact that the result for the corresponding period of the previous year was influenced by non-recurring positive special effects in the technical account totalling EUR 25 million; these were attributable to the release of reserves that were no longer required.

The biometric claims experience for both mortality and morbidity risks was gratifying overall at the operational units in the life and health reinsurance business group, although in this regard a charge to income was taken in the middle single-digit million euros due to a number of belatedly reported sizeable claims from the Australian disability portfolio. We did not identify any special risks to our international portfolio associated with the persistency of the business in force.

The EBIT margin of 6.5% was within the target corridor of 6.5% to 7.5%. Group net income shrank to EUR 65.0 million (EUR 89.9 million) owing to the factors described above; this was equivalent to earnings per share of EUR 0.54 (EUR 0.75).

Investments

In the second quarter the international equity markets again failed to pick up on the positive trend of previous years, and over the entire first six months indices – especially in Europe – shed up to a fifth of their 2007 year-end levels. These declines were prompted by further uncertainties in the global credit market, triggered by the current financial crisis as well as surging commodity prices.

Bond markets worldwide continue to see greater volatility in virtually all durations. While the European market witnessed further significant yield increases in our preferred duration ranges in the first half-year, the US market recorded yield declines that were driven primarily by switching from other higher-risk asset segments into government bonds. Renewed uncertainties in the credit market, especially affecting financials, led to a marked rise in risk premiums for corporate bonds of all qualities. Our principal focus in the area of fixed-income securities therefore continues to be on high quality and liquidity while maintaining a neutral/defensive duration.

Net investment income

Figures in EUR million	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Ordinary investment income [1]	211.3	196.6	-9.6%	407.9	-1.9%	217.4	415.7
Results from participation in associated companies	0.7	3.5	+38.3%	4.1	+19.5%	2.5	3.5
Realised gains/losses	107.7	(5.4)	-107.8%	102.3	+4.8%	68.9	97.6
Impairments on investments [2]	85.7	44.8		130.6		0.2	0.6
Unrealised gains/losses [3]	(11.9)	(3.3)		(15.1)		–	(0.1)
Investment expenses	14.1	11.8	-0.5%	25.8	-7.1%	11.8	27.8
Net investment income from assets under own management	208.0	134.8	-51.3%	342.8	-29.8%	276.8	488.2
Net investment income from funds withheld	54.6	47.7	-6.9%	102.3	+4.4%	51.2	98.0
Total investment income	262.6	182.5	-44.4%	445.1	-24.1%	328.0	586.2

[1] Excluding expenses on funds withheld and contract deposits
[2] Including depreciation/impairments on real estate
[3] Portfolio at fair value through profit or loss and trading

The protracted upheavals on capital markets did not leave our investment portfolio unscathed in the second quarter. Not only that, the continuing slide of the US dollar caused the volume of assets under own management to decline from the level as at 31 December 2007 to EUR 18.7 billion (EUR 19.8 billion). The pleasing price trend on fixed-income securities in the first quarter was not sustained into the second quarter. Price declines on equities, particularly on European stock markets, were another factor. The rise in yields in the European market led to increased unrealised losses: as at the end of the reporting period they totalled EUR 315.4 million (EUR 103.4 million) for our available-for-

sale portfolio of fixed-income securities. The unrealised losses on equities amounted to EUR 101.6 million (as at 31 December 2007 unrealised gains of EUR 191.0 million).

Bearing in mind the tense state of international capital markets described here, the development of ordinary income excluding interest on deposits was satisfactory: it decreased – solely due to exchange rate effects – by 1.9% to EUR 407.9 million (EUR 415.7 million). In the context of our proactive approach to portfolio management – especially as part of the tactical shortening of durations in the US portfolios in the first quarter – gains of EUR 171.4 million (EUR 134.3 million) were realised on the disposal of investments, as against realised losses of EUR 69.1 million (EUR 36.7 million). Of the total write-downs on securities of EUR 130.3 million, an amount of EUR 98.6 million was taken on our existing equity holdings. Hedges had already been put in place for around 20% of the portfolio in the first quarter, thereby limiting the necessary volume of impairment losses. In addition, we took impairments – on a modest scale – on interest-bearing securities in the second quarter too. Net income from assets under own management contracted by a substantial 29.8 % overall to EUR 342.8 million (EUR 488.2 million). This effect was somewhat cushioned by income from interest on deposits – which rose by 4.4% to EUR 102.3 million (EUR 98.0 million) –, as a consequence of which net income from total investments retreated by 24.1% year-on-year to stand at EUR 445.1 million (EUR 586.2 million).

Risk report

Overall assessment of the risk situation

As an internationally operating reinsurer we are exposed to a diverse spectrum of potential risks. These risks can have a not inconsiderable impact on our assets, financial position and net income. Our effective controlling tools nevertheless ensure that we are able to identify our risks in a timely manner and maximise our opportunities. Based on our currently available insights arrived at from a holistic analysis of the risk situation, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our assets, financial assets or net income.

Our remarks on risk management at Hannover Re contained in the Annual Report as at 31 December 2007 remain valid and provide detailed insights into organisational aspects and further risk management activities. Supplementary information on our risk management system, and in particular quantitative data on individual risks, is provided in Section 5 of the Notes to this report, "Management of technical and financial risks."

Outlook

On the basis of our strategic orientation and the available market opportunities, we anticipate another good underwriting result in both non-life and life/health reinsurance for the full financial year. The net premium income booked by the Hannover Re Group should come in slightly higher.

Despite unmistakable softening tendencies in some *non-life reinsurance* lines and markets, conditions are still acceptable. In areas where the business failed to satisfy our profitability standards, we pulled back in accordance with our tried and trusted cycle management and reshuffled our portfolio in favour of other segments – such as German business and the worldwide credit and surety line. We are also able to tap into opportunities in niche areas, including for example the so-called retakaful market. In agricultural insurance lines, too, we are stepping up our involvement.

The treaty renewals that take place within the year in the United States as at 1 July – when around one-third of our portfolio is renegotiated – confirmed the trend towards a

softening market. Premiums in casualty business retreated by up to 10 %, although conditions largely held stable. In the non-proportional sector we were able to obtain rate increases under programmes that had incurred losses. In catastrophe business the pressure on rates was sustained. The margins that we achieved were nevertheless still comfortably adequate.

All in all, we were satisfied with the treaty renewals in Australia and New Zealand as at 1 July: prices in non-proportional property business remained stable, and it was even possible to push through increases under loss-affected programmes.

In Latin American catastrophe business rates moved higher in some markets, while in others they softened.

In general terms, however, the effects of a softening market are only reflected in our results after a certain time lag for systemic reasons, as a consequence of which these tendencies should not significantly impact the result of the current year. On account of our profit-oriented underwriting policy and very good diversification and thanks to our excellent rating, we can continue to generate business at conditions that are commensurate with the risks.

With our new representative office in Rio de Janeiro we have an optimal platform for securing a satisfactory market share in Brazil, the largest insurance market in Latin America. The portfolio written in Brazil encompasses both obligatory and facultative business in the casualty, motor, aviation, marine, credit and surety lines as well as agricultural risks, structured products and life reinsurance.

All in all, we anticipate a slight reduction of our net premium in non-life reinsurance due to the weaker US dollar. Provided the burden of catastrophe losses and major claims remains within the expected bounds of around 10% of net premium, we expect a very healthy profit contribution.

Our business prospects in *life and health reinsurance* remain favourable. The increasing size of the upper levels of the age pyramid in industrial nations will continue to drive growth in annuity and health insurance for many years to come. Based on our superb worldwide positioning and diversification, we expect continued favourable profitability and growth of around 10% in premium volume.

The UK market is set to face special challenges over the coming 12 to 18 months in traditional life reinsurance business; on the other hand, we see opportunities for innovative morbidity products such as critical illness covers with a graduated benefit. UK annuity policies remain a vital core business with considerable growth potential over the medium term.

In the United States we anticipate further attractive market opportunities going forward in the areas of block assumption transactions and health insurance for seniors. Our main focus in Germany is on products aimed at senior citizens and unit-linked policies, with above all long-term care annuities likely to enjoy growing popularity.

The so-called BRICK markets, i.e. Brazil, Russia, India, China and Korea, promise to deliver further positive growth stimuli going forward. By establishing new branches and offices in these countries we now enjoy even greater customer intimacy and are thus better able to act on market opportunities.

On the *investments* side it is to be expected that our volume of assets – despite the anticipated positive cash flow from the technical account – will fall short of the previous year's level owing to the protracted weakness of the US dollar. Ordinary income in the second half of the year should come in roughly on a par with the favourable level of the first six months. Movements on stock markets, however, are subject to considerable uncertainty.

Within the scope of our conservative and risk-conscious investment policy, however, we have invested just 9% of our asset holdings in equities. Nevertheless, if stock markets fail to normalise our company too will have to anticipate further write-downs in the third quarter. If prices were to recover significantly, as has been forecast by some market players, the outlook for our net investment income would also improve substantially. In the area of fixed-income securities our focus continues to be on high quality and good diversification of the portfolio. The company has therefore not been particularly affected by the difficulties on the US mortgage market.

With conditions on reinsurance markets that are still adequate and given our broad diversification – and subject to the premise that the burden of catastrophe losses and major claims does not significantly exceed the expected level of 10% of net premium in non-life reinsurance – we are looking to generate a good underwriting result for the full 2008 financial year.

Bearing in mind the prevailing uncertainties on international capital markets, it is not possible to make a reliable statement concerning our investment income. The longer the turmoil on equity markets continues, the more difficult it will be to achieve our targeted earnings per share of EUR 5 for the full financial year. We nevertheless still consider a return on equity in excess of 15% to be realistic.

CONSOLIDATED BALANCE SHEET
as at 30 June 2008

Figures in EUR thousand	2008	2007
Assets	**30.6.**	**31.12.**
Fixed-income securities – held to maturity	1,440,888	1,488,816
Fixed-income securities – loans and receivables	1,490,444	1,537,889
Fixed-income securities – available for sale	12,025,746	12,477,055
Fixed-income securities – at fair value through profit or loss	172,678	158,740
Equity securities – available for sale	1,663,954	2,000,390
Other financial assets – at fair value through profit or loss	55,352	20,385
Real estate	14,231	16,962
Investments in associated companies	162,615	170,839
Other invested assets	685,505	677,957
Short-term investments	714,909	930,821
Cash	318,096	335,422
Total investments and cash under own management	18,744,418	19,815,276
Funds held	9,894,369	8,610,554
Contract deposits	456,943	616,134
Total investments	29,095,730	29,041,964
Reinsurance recoverables on unpaid claims	2,132,096	2,471,585
Reinsurance recoverables on benefit reserve	160,396	255,076
Prepaid reinsurance premium	98,137	92,322
Reinsurance recoverables on other technical reserves	15,530	5,574
Deferred acquisition costs	1,893,931	1,807,143
Accounts receivable	2,834,796	2,525,871
Goodwill	43,244	45,438
Deferred tax assets	622,763	577,731
Other assets	347,228	244,278
Accrued interest and rent	3,145	1,425
	37,246,996	37,068,407

Figures in EUR thousand	2008	2007
Liabilities	**30.6.**	**31.12.**
Loss and loss adjustment expense reserve	16,072,386	16,553,888
Benefit reserve	5,954,906	6,143,460
Unearned premium reserve	1,430,337	1,186,382
Other technical provisions	186,963	183,725
Funds held	670,555	956,912
Contract deposits	5,178,244	3,668,825
Reinsurance payable	1,147,888	1,141,067
Provisions for pensions	69,025	67,101
Taxes	162,564	202,621
Provision for deferred taxes	1,358,133	1,350,679
Other liabilities	279,065	277,037
Long-term debt and subordinated capital	1,412,263	1,414,877
Total liabilities	33,922,329	33,146,574
Shareholders' equity		
Common shares	120,597	120,597
Nominal value 120,597 Authorised capital 60,299		
Additional paid-in capital	724,562	724,562
Common shares and additional paid-in capital	845,159	845,159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	(205,034)	181,395
Cumulative foreign currency translation adjustment	(334,978)	(213,117)
Other changes in cumulative other comprehensive income	5,983	6,482
Total other comprehensive income	(534,029)	(25,240)
Retained earnings	2,492,531	2,529,170
Shareholders' equity before minorities	2,803,661	3,349,089
Minority interests	521,006	572,744
Total shareholders' equity	3,324,667	3,921,833
	37,246,996	37,068,407

CONSOLIDATED STATEMENT OF INCOME
for the period 1 January to 30 June 2008

Figures in EUR thousand	2008		2007	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gross written premium	1,869,088	4,144,559	2,083,126	4,491,568
Ceded written premium	177,157	434,517	276,066	639,021
Change in gross unearned premium	53,605	(304,151)	222,006	(43,892)
Change in ceded unearned premium	(8,845)	9,465	(60,707)	(103,482)
Net premium earned	1,736,691	3,415,356	1,968,359	3,705,173
Ordinary investment income	196,555	407,854	217,415	415,744
Profit/loss from investments in associated companies	3,454	4,149	2,497	3,473
Income/expense on funds withheld and contract deposits	47,698	102,300	51,220	97,951
Realised gains on investments	37,577	171,353	94,165	134,320
Realised losses on investments	42,980	69,054	25,238	36,737
Unrealised gains and losses on investments	(3,274)	(15,149)	(15)	(141)
Total depreciation, impairments and appreciation of investments	44,808	130,551	215	617
Other investment expenses	11,754	25,824	11,815	27,798
Net investment income	182,468	445,078	328,014	586,195
Other technical income	1,639	1,776	999	1,275
Total revenues	1,920,798	3,862,210	2,297,372	4,292,643
Claims and claims expenses	1,140,838	2,304,568	1,325,051	2,545,042
Change in benefit reserves	85,974	170,016	100,696	214,492
Commission and brokerage, change in deferred acquisition costs	455,682	852,415	494,739	927,337
Other acquisition costs	3,661	8,321	1,577	8,165
Other technical expenses	2,500	5,363	2,000	9,178
Administrative expenses	57,365	112,739	51,911	100,587
Total technical expenses	1,746,020	3,453,422	1,975,974	3,804,801
Other income and expenses	(20,210)	(8,574)	(7,887)	(20,143)
Operating profit/loss (EBIT)	154,568	400,214	313,511	467,699
Interest on hybrid capital	19,206	38,509	19,354	38,517
Net income before taxes	135,362	361,705	294,157	429,182
Taxes	30,948	98,896	118,886	139,864
Net income from continuing operations	104,414	262,809	175,271	289,318
Net income from discontinued operations	–	–	15,452	30,712
Net income	104,414	262,809	190,723	320,030
thereof				
Minority interest in profit and loss	3,651	10,585	21,293	27,059
Group net income	100,763	252,224	169,430	292,971
Earnings per share				
Earnings per share in EUR	0.84	2.09	1.41	2.43
from continuing operations in EUR	0.84	2.09	1.28	2.18
from discontinued operations in EUR	–	–	0.13	0.25

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2008

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/ losses	Other			
Balance as at 1.1.2007	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Income and expenses directly recognised in equity			(23,056)	(47,526)	(521)	8,212	(129,676)	(192,567)
Tax effects on income and expenses directly recognised in equity			(2,123)	43,379	161			41,417
Dividend paid						(192,955)	(31,278)	(224,233)
Net income						292,971	27,059	320,030
Balance as at 30.6.2007	120,597	724,562	(96,697)	140,052	(1,886)	2,089,749	474,656	3,451,033
Balance as at 1.1.2008	120,597	724,562	(213,117)	181,395	6,482	2,529,170	572,744	3,921,833
Capital increases/additions							39	39
Capital repayments							(31)	(31)
Income and expenses directly recognised in equity			(131,240)	(435,947)	(670)	(11,490)	(21,385)	(600,732)
Tax effects on income and expenses directly recognised in equity			9,379	49,518	171			59,068
Dividends paid						(277,373)	(40,946)	(318,319)
Net income						252,224	10,585	262,809
Balance as at 30.6.2008	120,597	724,562	(334,978)	(205,034)	5,983	2,492,531	521,006	3,324,667

CONSOLIDATED CASH FLOW STATEMENT
as at 30 June 2008

Figures in EUR thousand	2008	2007
	1.1.–30.6.	1.1.–30.6.
I. Cash flow from operating activities		
Net income	262,809	320,030
Appreciation/depreciation	130,722	8,865
Net realised gains and losses on investments	(102,299)	(97,583)
Net realised gains and losses on discontinued operations		
Net realised gains and losses on disposal of discontinued operations	-	(87,723)
Amortisation of investments	(11,205)	(2,857)
Changes in funds held	(1,894,326)	(649,338)
Net changes in contract deposits	1,787,572	302,727
Changes in prepaid reinsurance premium (net)	294,971	147,352
Changes in tax assets/provisions for taxes	(52,006)	203,452
Changes in benefit reserves (net)	167,988	323,582
Changes in claims reserves (net)	429,948	401,212
Changes in deferred acquisition costs	(142,663)	(4,726)
Changes in other technical provisions	4,616	22,303
Changes in clearing balances	(372,990)	(641,653)
Changes in other assets and liabilities (net)	(14,395)	(82,950)
Cash flow from operating activities	488,742	162,693
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	9,684	62,033
Purchases	-	(25,435)
Fixed-income securities – loans and receivables		
Maturities, sales	55,725	9,966
Purchases	(6,783)	(316,484)
Fixed-income securities – available for sale		
Maturities, sales	5,334,168	2,885,365
Purchases	(5,545,396)	(2,830,251)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	10,052	12,058
Purchases	(22,744)	(8,716)
Equity securities – available for sale		
Sales	720,831	442,837
Purchases	(774,980)	(402,891)

Figures in EUR thousand	2008	2007
	1.1.–30.6.	1.1.–30.6.
Equity securities – at fair value through profit or loss		
Sales	–	20,340
Purchases	–	(10,207)
Other securities, trading		
Sales	19,260	387
Purchases	(37,615)	–
Other invested assets		
Sales	9,886	69,235
Purchases	(64,622)	(67,287)
Affiliated companies and participating interests		
Sales	–	606,542
Purchases	(3,227)	(499)
Short-term investments		
Changes	125,523	(187,506)
Other changes (net)	(18,175)	(14,182)
Cash flow from investing activities	(188,413)	245,305
III. Cash flow from financing activities		
Payment on capital measures	(274)	736
Structural change without loss of control	14,293	(135,200)
Dividends paid	(318,319)	(224,234)
Repayment of long-term debts	(277)	(9,981)
Other changes	–	3,530
Cash flow from financing activities	(304,577)	(365,149)
IV. Exchange rate differences on cash	(13,078)	(4,203)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(17,326)	(38,646)
Cash and cash equivalents at the beginning of the period	335,422	351,776
Change in cash and cash equivalents according to cash flow statement	(17,326)	38,646
Cash and cash equivalents at the end of the period	318,096	390,422
Income taxes	(95,301)	(45,779)
Interest paid	(82,608)	(90,795)

SEGMENTAL REPORT
as at 30 June 2008

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3-20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	30.6	31.12.
Assets		
Held to maturity	1,218,283	1,262,619
Loans and receivables	1,225,890	1,263,764
Available for sale	10,577,592	11,387,469
At fair value through profit or loss	136,497	118,573
Other invested assets	803,063	808,047
Short-term investments	569,802	587,455
Cash	216,606	241,812
Total investments and cash under own management	14,747,733	15,669,739
Funds held by ceding companies	838,643	870,892
Contract deposits	137	137
Total investments	15,586,513	16,540,768
Reinsurance recoverables on unpaid claims	2,019,057	2,371,387
Reinsurance recoverables on benefit reserves	-	-
Prepaid reinsurance premium	93,192	86,217
Reinsurance recoverables on other reserves	12,316	3,031
Deferred acquisition costs	314,235	262,176
Accounts receivable	2,078,024	1,373,824
Other assets in the segment	1,445,184	1,287,379
Total	21,548,521	21,924,782

Life and health reinsurance		Consolidation		Total	
2008	2007	2008	2007	2008	2007
30.6	31.12.	30.6	31.12.	30.6	31.12.
48,043	52,071	174,562	174,126	1,440,888	1,488,816
106,421	116,567	158,133	157,558	1,490,444	1,537,889
2,486,918	2,496,286	625,190	593,690	13,689,700	14,477,445
62,749	35,227	28,784	25,325	228,030	179,125
59,288	57,711	–	–	862,351	865,758
116,138	146,952	28,969	196,414	714,909	930,821
91,245	88,295	10,245	5,315	318,096	335,422
2,970,802	2,993,109	1,025,883	1,152,428	18,744,418	19,815,276
9,057,860	7,741,902	(2,134)	(2,240)	9,894,369	8,610,554
456,806	615,997	–	–	456,943	616,134
12,485,468	11,351,008	1,023,749	1,150,188	29,095,730	29,041,964
113,541	101,629	(502)	(1,431)	2,132,096	2,471,585
160,396	255,076	–	–	160,396	255,076
4,945	6,105	–	–	98,137	92,322
3,214	2,543	–	–	15,530	5,574
1,579,696	1,544,967	–	–	1,893,931	1,807,143
758,732	1,152,705	(1,960)	(658)	2,834,796	2,525,871
330,911	304,312	(759,715)	(722,819)	1,016,380	868,872
15,436,903	14,718,345	261,572	425,280	37,246,996	37,068,407

Segmentation of technical and other liabilities

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	30.6	31.12.
Liabilities		
Loss and loss adjustment expense reserve	14,524,987	15,114,553
Benefit reserves	-	-
Unearned premium reserve	1,393,500	1,148,723
Provisions for contingent commissions	141,286	146,638
Funds held under reinsurance contracts	179,226	186,802
Contract deposits	137,448	156,829
Reinsurance payable	895,679	427,552
Long-term liabilities	38,482	41,583
Other liabilities in the segment	1,225,325	1,239,046
Total	18,535,933	18,461,726

Life and health reinsurance		Consolidation		Total	
2008	2007	2008	2007	2008	2007
30.6	31.12.	30.6	31.12.	30.6	31.12.
1,547,914	1,440,774	(515)	(1,439)	16,072,386	16,553,888
5,954,906	6,143,460	–	–	5,954,906	6,143,460
36,837	37,659	–	–	1,430,337	1,186,382
45,677	37,087	–	–	186,963	183,725
493,431	772,352	(2,102)	(2,242)	670,555	956,912
5,040,796	3,511,996	–	–	5,178,244	3,668,825
254,349	714,857	(2,140)	(1,342)	1,147,888	1,141,067
–	–	1,373,781	1,373,294	1,412,263	1,414,877
1,409,521	1,283,393	(766,059)	(625,001)	1,868,787	1,897,438
14,783,431	13,941,578	602,965	743,270	33,922,329	33,146,574

Segmental statement of income

Figures in EUR thousand	Non-life reinsurance	
	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gross written premium	2,656,218	2,964,416
thereof		
From insurance business with other segments	–	–
From insurance business with external third parties and from discontinued operations	2,656,218	2,964,416
Net premium earned	2,082,575	2,328,471
Net investment income	270,373	411,825
Claims and claims expenses	1,515,184	1,761,117
Change in benefit reserves	–	–
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	464,027	550,472
Administrative expenses	79,768	72,996
Other income and expenses	(5,733)	(34,211)
Operating profit/loss (EBIT)	288,236	321,500
Interest on hybrid capital	–	–
Net income before taxes	288,236	321,500
Taxes	86,447	73,066
Net income from continuing operations	201,789	248,434
Net income from discontinued operations	–	13,677
Net income	201,789	262,111
thereof		
Minority interest in profit and loss	6,095	20,685
Group net income	195,694	241,426

Life and health reinsurance		Consolidation		Total	
2008	2007	2008	2007	2008	2007
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
1,490,117	1,532,264	(1,776)	(5,112)	4,144,559	4,491,568
1,776	5,112	(1,776)	(5,112)	–	–
1,488,341	1,527,152	–	–	4,144,559	4,491,568
1,332,781	1,376,702	–	–	3,415,356	3,705,173
154,794	155,518	19,911	18,852	445,078	586,195
789,877	784,204	(493)	(279)	2,304,568	2,545,042
170,016	214,492	–	–	170,016	214,492
403,440	396,221	(3,144)	(3,288)	864,323	943,405
33,674	29,900	(703)	(2,309)	112,739	100,587
(3,356)	21,801	515	(7,733)	(8,574)	(20,143)
87,212	129,204	24,766	16,995	400,214	467,699
–	–	38,509	38,517	38,509	38,517
87,212	129,204	(13,743)	(21,522)	361,705	429,182
17,761	32,899	(5,312)	33,899	98,896	139,864
69,451	96,305	(8,431)	(55,421)	262,809	289,318
–	–	–	17,035	–	30,712
69,451	96,305	(8,431)	(38,386)	262,809	320,030
4,490	6,374	–	–	10,585	27,059
64,961	89,931	(8,431)	(38,386)	252,224	292,971

Our secondary segmental reporting covers the continuing operations and is based on the regional origin of the investments and gross written premium.

Investments[1]

Figures in EUR thousand	2008	2007
	30.6.	31.12.
Investments		
Germany	5,438,915	6,252,371
United Kingdom	1,162,422	1,187,499
France	1,228,455	1,117,610
Other	3,228,237	3,251,338
Europe	11,058,029	11,808,818
USA	5,512,862	5,909,163
Other	649,577	589,295
North America	6,162,439	6,498,458
Asia	401,498	384,628
Australia	689,854	659,006
Australasia	1,091,352	1,043,634
Africa	259,695	276,441
Other	172,903	187,925
Total	18,744,418	19,815,276

Gross written premium[1]

Figures in EUR thousand	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gross written premium		
Germany	736,481	839,150
United Kingdom	703,682	792,706
France	203,667	211,015
Other	624,038	616,596
Europe	2,267,868	2,459,467
USA	884,548	1,108,636
Other	182,851	202,473
North America	1,067,399	1,311,109
Asia	318,197	233,967
Australia	205,197	229,056
Australasia	523,394	463,023
Africa	119,039	128,449
Other	166,859	129,520
Total	4,144,559	4,491,568

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

In accordance with IAS 34.41 we draw on estimates and assumptions to a greater extent when preparing the consolidated quarterly financial report than is the case with the annual financial reporting. This can have implications for items in the balance sheet and the statement of income as well as for other financial obligations. Although the estimates are always based on realistic premises, they are of course subject to uncertainties that may be reflected accordingly in the result. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 June 2008.

All standards adopted by the IASB as at 30 June 2008 with binding effect for the reporting period have been observed in the consolidated financial statement.

In the present quarterly financial report as at 30 June 2008 we have included a self-contained, condensed risk report in the interim management report as well as further explanatory remarks in Section 5 "Management of technical and financial risks". In combination with the outlook for the full 2008 financial year, the intention is to thereby further improve the reporting on major opportunities and risks in the financial year.

In January 2008 the IASB issued revised versions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements". The revisions primarily encompass the accounting treatment of minority interests, measurement issues relating to step acquisition, changes in the level of investment with and without loss of control as well as adjustments to acquisition costs depending on future events and their implications for goodwill. It remains the case that IFRS 3 does not cover business combinations involving entities under common control. The revisions are to be applied to financial years beginning on or after 1 July 2009. Both revised versions had still to be ratified by the European Union as at the balance sheet date.

We are making use of the option provided for in the currently applicable version of IFRS 3 to recognise disposals of interest directly in equity from the second quarter of 2008 onwards.

Effective 28 December 2007 a group of reinsurance contracts involving guarantees given by Talanx AG was to be classified as financial instruments with the character of loans and receivables and measured at amortised cost in accordance with

IAS 39 (so-called "investment contracts"). We have retrospectively adjusted the figures for the comparative period of the previous year as required by IAS 8. Consequently, income of EUR 6.3 million was reallocated from the reinsurance underwriting result to ordinary investment income for the second quarter of 2007. This reclassification, which affected the non-life reinsurance and life and health reinsurance business groups, did not have any implications for the premium, operating profit (EBIT) or net income or the shareholders' equity.

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2007.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2008 Hannover Rückversicherung AG, Bahrain Branch, which had received a corresponding licence in June 2007 from the Central Bank of Bahrain (CBB), commenced business operations alongside the already existing subsidiary Hannover ReTakaful B.S.C. (c), which had been established in 2006.

Effective 1 January 2008 the company name of Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, a branch of Hannover Re, was changed to Hannover Rückversicherung AG Succursale Française and the object of its business was expanded to include non-life reinsurance activities for the markets of France, Belgium and Luxembourg.

Effective 1 January 2008 Hannover Re and E+S Rück, which were equal partners in GbR Hannover Rückversicherung AG/ E+S Rückversicherung AG-Grundstücksgesellschaft (GbR), liquidated the company. The partnership assets of GbR were divided between the former partners by way of de facto splitting. The transaction had no implications for the consolidated quarterly financial statement as at 31 March 2008.

Effective 3 March 2008 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV), which is wholly owned by Hannover Re, reached agreement with a third party outside the Group on the sale of a further 1% of its stake in E+S Rück – by way of a share reduction without a change of control status – in order to intensify the business relations. We have decided to recognise share reductions that do not result in a change of control status directly in equity. Upon closing of the transaction HRBV held an interest of 62.78% in E+S Rück.

In the 2007 financial year Hannover Re acquired the 50% stake held by E+S Rück in Hannover Life Re of Australasia Ltd., Sydney, Australia, and thus holds all shares in the company; full allowance was made for transaction costs. All intercompany profits arising out of this transaction were eliminated. Effective 31 March 2008 Hannover Re transferred its shares in the company at book value by way of a capital increase for a non-cash contribution to Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, all shares of which are held by Hannover Re.

On 9 April 2008 the Cologne-based Hannover Re Euro PE Holdings GmbH & Co. KG commenced business operations. Hannover Re and E+S Rück hold interests of 75% and 25% respectively in the company. Payment of the limited partner's share in an amount of altogether EUR 4.5 million was made in the second quarter. The company's business object is to build, hold and manage a portfolio of assets.

In the second quarter of 2008 Hannover Re for the first time included the Shanghai-based Hannover Rückversicherung AG Shanghai Branch – which is charged with writing life and health reinsurance business – in the consolidated financial statement. The branch commenced business operations on 19 May 2008.

In the second quarter of 2008 Hannover Re for the first time included the Seoul-based Hannover Rückversicherung AG Korea Branch – which is charged with writing life and health reinsurance business – in the consolidated financial statement. The branch commenced business operations on 23 May 2008.

Effective 28 May Hannover Re participated in an amount of initially USD 30 million as the first investor in Secquaero ILS Fund Ltd.; a further USD 20 million can be called at short notice. The fund in question is a so-called "Seed Money Fund". Hannover Re will consolidate this fund until such time as other investors hold the majority stake in the fund. The business object of this fund is to underwrite, hold and sell insurance-linked securitisations.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 30 June 2008 it amounted to EUR 10.6 million (EUR 27.1 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

Since November 2000 Hannover Re had held voting equity interests of 33.3% in the special purpose entity Mediterranean Re PLC for the securitisation of reinsurance risks in France and Monaco. The securitisation ended as per the contractual agreement on 18 November 2005. The bonds issued as security were repaid in full to investors. The additional paid-in capital was repaid to the partners. The special purpose entity was liquidated effective 5 February 2008.

As a means of transferring peak exposures deriving from natural disasters to the capital market, Hannover Re issued a catastrophe ("CAT") bond that can be traded on a secondary market. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by Eurus Ltd., a special purpose entity domiciled in the Cayman Islands. Hannover Re does not exercise a controlling influence over the special purpose entity. Under IFRS this transaction is to be recognised as a financial instrument. Pursuant to IAS 39.9 the contract gives rise to a derivative, the fair value of which as at 30 June 2008 was -EUR 1.0 million (-EUR 2.9 million) and which we continued to recognise under other liabilities as at the balance sheet date.

Effective 1 January 2008 Hannover Re again drew on the capital market to obtain underwriting capacity for catastrophe risks by increasing the volume of its "K5" risk transaction, which had been boosted to USD 530.0 million in the previous year, by a further USD 10.0 million. The securitisation was placed with investors in North America, Europe and Asia. The additional capital was provided by both new and existing investors. Kaith Re Ltd., a special purpose entity domiciled in Bermuda, was used for the transaction. The planned term of the transaction runs until 31 December 2008. Pursuant to SIC–12 Kaith Re Ltd. has been included in the consolidated financial statement since 1 January 2006.

In the previous year Hannover Re placed on the capital market a protection cover on its worldwide natural catastrophe business in an amount of USD 200.0 million with a term of two years. It provides Hannover Re with aggregate excess of loss coverage. The special purpose entity Kepler Re, a separate cell within Kaith Re Ltd., was used for the transaction. The underlying portfolio consists of the natural catastrophe business retained under the existing "K5" securitisation. The cover attaches upon occurrence of an aggregated 83-year-event for "K5" and is fully utilised upon occurrence of a 250-year accumulation. Within this spread the outside investors in this and the "K5" transaction combined assume 90% of the "K5" losses, while the remaining 10% remain with Hannover Re. Hannover Re does not bear the majority of the economic benefits or risks arising out of this company's activities through any of its business relations with the special purpose entity.

Also in the previous year, the Hannover Re Group transferred risks from reinsurance recoverables to the capital market. By means of this securitisation, which has a term of five years, the default risk associated with reinsurance recoverables is reduced. The portfolio of recoverables underlying the transaction has a nominal value of EUR 1.0 billion and is comprised of exposures to retrocessionaires. The securities serving as collateral are issued through the special purpose entity Merlin CDO I B.V. A payment to Hannover Re is triggered by the insolvency of one or more retrocessionaires as soon as Hannover Re's contractually defined cumulative deductible of EUR 60.0 million over the term of the contract is exceeded. Hannover Re does not derive the majority of the economic benefits or risks arising out of the special purpose entity's activities through any of its business relations. Pursuant to IAS 39.9 the transaction gives rise to a derivative, the fair value of which as at 30 June 2008 was EUR 15.2 million (EUR 5.8 million) and which we recognised under other financial assets at fair value through profit or loss.

In June 2008 Hannover Re completed the first transaction as part of its extended Insurance-Linked Securities (ILS) activities. Property catastrophe risks of a number of US cedants were pooled and transferred to the capital market in several tranches. A special purpose entity named Globe Re was established in Bermuda for this transaction; it is capitalised at USD 133 million. Globe Re is funded through the issue of an equity tranche of USD 33 million and a further USD 100 million in bonds split into various rating categories. The term of the transaction is one year. Hannover Re has a stake of USD 5 million – or 15.2% – in the equity tranche. Pursuant to IAS 28 "Investments in Associates" Globe Re is to be carried as an investment at cost or amortised cost and is therefore recognized under other invested assets.

Supplementary consolidation analysis of the relevant US GAAP sources further revealed that in accordance with FIN 46(R) Hannover Re is not the primary beneficiary of this transaction.

4. Discontinued operations

In the 2006 financial year Hannover Re reached agreement on the sale of its American subgroup Praetorian Financial Group, Inc., New York (PFG), to an Australian insurance group. Effective 31 May 2007 beneficial ownership of the assets and liabilities belonging to the subgroup classified in the previous periods as discontinued operations was transferred. They were therefore no longer recognised as at the balance sheet date. In compliance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", we recognise the profit or loss of PFG in the consolidated statement of income for the previous period after tax in a separate line. For further explanatory remarks please see the corresponding information in the consolidated financial statement as at 31 December 2007.

The profit or loss and net cash flows of the discontinued operations for the comparative period of the previous year are presented in the following tables and broken down into their major components.

Major items in the statement of income of the discontinued operations

Figures in EUR thousand	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gross written premium	–	280,948
Ceded written premium	–	(42,885)
Net change in gross unearned premium	–	(14,725)
Net premium earned	–	309,108
Net investment income	–	20,696
Net underwriting result	–	25,175
Other income and expenses	–	(11,345)
Operating profit/loss (EBIT)	–	34,526
Interest on hybrid capital	–	2,358
Net income before taxes	–	32,168
Taxes	–	5,868
Acquirer's share of current income from discontinued operations	–	13,251
Group share of current income from discontinued operations	–	13,049
Income/loss from deconsolidation (after taxes)	–	17,663
Net income	–	30,712

Statement of cash flows from the discontinued operations

Figures in EUR thousand	2008	2007
	1.1.–30.6.	1.1.–30.6.
Cash flow from operating activities	–	178,464
Cash flow from investing activities	–	(18,716)
Change in cash and cash equivalents	–	159,748

5. Management of technical and financial risks

5.1 Technical risks

Risks on the underwriting side can be subdivided into risks of random fluctuation, risks of error and risks of change.

In life and health reinsurance we calculate the reserves in accordance with actuarial principles using secure biometric actuarial bases and with the aid of portfolio information provided by our clients. In this area biometric risks are of primary importance for our company. This term refers to all risks directly connected with the life of an insured person, such as miscalculation of mortality, life expectancy and the probability of disability. We reduce these potential risks with a broad range of risk management measures.

A significant technical risk is the risk of underreserving. In non-life reinsurance we similarly calculate our loss reserves on an actuarial basis. The point of departure here is always the information provided by our cedants, where necessary supplemented by additional reserves that may seem appropriate on the basis of our own loss estimations. Furthermore, we constitute an IBNR (incurred but not reported) reserve for losses that have already occurred but have not yet been reported to us.

The combined ratio is tracked over time in non-life reinsurance in order to monitor the risk of losses exceeding premiums:

Combined and catastrophe loss ratio (non-life reinsurance) over the past ten years

Figures in %	1H 2008	2007	2006	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]
Combined ratio	98.4	99.7	100.8	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1
thereof catastrophe losses[2]	6.2	6.3	2.3	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5

[1] On a US GAAP basis
[2] Natural catastrophes and other man-made major losses > EUR 5 million gross for the share of the Hannover Re Group as a percentage of net premium earned

Bad debt risks are of relevance to our company because the business that we accept is not always fully retained, but instead portions are retroceded as necessary. Our retrocession partners are therefore carefully selected in light of credit considerations.

In terms of the Hannover Re Group's major companies, EUR 227.5 million (8.0%) of our accounts receivable from reinsurance business in an amount of EUR 2,834.8 million were older than 90 days as at the balance sheet date. The average default rate over the past three years was 0.5%.

5.2 Investment risks

Risks in the investment sector consist primarily of market, credit and liquidity risks. Market price risks include share price, interest rate and currency risks. The "value at risk" (VaR) is a vital tool used for managing market price risks. For further explanatory remarks please see our comments on investment risks in the 2007 Group annual financial report.

In order to monitor interest rate risks and share price risks we also use stress tests that estimate the loss potential under extreme market conditions as well as sensitivity and duration analyses that complement our range of risk management tools.

Currency risks are of considerable importance to an internationally operating reinsurance enterprise that writes a significant proportion of its business in foreign currencies. These risks are, however, largely neutralised since we systematically adhere to the principle of matching currency coverage. Interest rate risks refer to an unfavourable change in the value of financial assets held in the portfolio due to changes in the market interest rate level. Declining market yields lead to increases and rising market yields to decreases in the fair value of fixed-income securities portfolios. One of the central objectives of our strategy in this regard is to match cash flows on the assets and liabilities sides as closely as possible. Quantitative support for this strategy is provided by our dynamic financial analysis model as well as a broad diversity of value at risk calculations. In addition, tightly defined tactical duration ranges are in place, within which asset managers can position themselves opportunistically according to their market expectations. The parameters for these ranges are directly linked to the risk-carrying capacity of the Hannover Re Group. Share price risks derive from unfavourable changes in the value of equities and equity or index derivatives due, for example, to downward movements on particular stock indices. We spread these risks through systematic diversification across various sectors and regions.

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Fixed-income securities .	Yield increase +50 basis points	(286.6)
	Yield increase +100 basis points	(552.8)
	Yield decrease -50 basis points	278.2
	Yield decrease -100 basis points	576.6
	Fair value as at 30.6.2008	15,047.6

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Equity securities	Share prices +10%	138.5
	Share prices +20%	263.5
	Share prices -10%	(144.6)
	Share prices -20%	(282.6)
	Fair value as at 30.6.2008	1,664.0

Credit risks may arise out of a failure to pay (interest and/or capital repayment) or change in the credit status (rating downgrade) of issuers of securities. We attach vital importance to credit assessment conducted on the basis of the quality criteria set out in the investment guidelines.

Rating structure of our fixed-income securities[1]

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million
AAA	90.2	3,485.3	56.7	2,139.5	5.1	245.4	78.1	2,113.0
AA	1.3	51.3	35.9	1,352.5	28.3	1,355.8	15.8	426.4
A	4.4	169.8	6.5	244.4	47.2	2,259.4	2.7	73.3
BBB	2.8	108.2	0.7	28.6	13.4	639.5	0.4	12.0
< BBB	1.3	52.0	0.2	6.7	6.0	285.5	3.0	81.2
Total	100.0	3,866.6	100.0	3,771.7	100.0	4,785.6	100.0	2,705.9

[1] *Securities held through investment funds are recognised pro rata with their corresponding individual ratings.*

The liquidity risk refers to the risk that it may not be possible to sell holdings or close open positions due to the illiquidity of the markets – or to do so only with delays or price markdowns – as well as the risk that the traded volumes influence the markets in question. Regular liquidity planning and a liquid asset structure ensure that Hannover Re is able to make the necessary payments at all times. We manage the liquidity risk inter alia by allocating a liquidity code to every security. The spread of investments across the various liquidity classes is specified in the monthly investment reports and controlled by limits.

Weighting of major asset classes[1]

Figures in %	Parameter as per investment guidelines	30.6.2008
Bonds (direct holdings and investment funds)	at least 50.0	80.7
Listed equities (direct holdings and investment funds)	at most 17.5	8.9
Real estate	at most 5.0	0.1

[1] *Calculated on a fair value basis*

For further explanatory remarks please see the risk report, page 9 in the present interim report as well as our comments in the Group Annual Report 2007.

6. Notes on the individual items of the balance sheet and statement of income

6.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re Group classifies investments according to the following categories: held to maturity, loans and receivables, financial assets at fair value through profit or loss, held for trading and available for sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value as at purchase date including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and is spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private equity limited partnerships.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2007.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2008		2007	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	30.6.	30.6.	31.12.	31.12.
Held to maturity				
due in one year	30,424	29,302	34,241	32,885
due after one through two years	20,966	20,630	1,705	1,662
due after two through three years	129,201	130,332	34,779	34,363
due after three through four years	241,771	237,185	194,052	195,724
due after four through five years	161,317	161,757	251,385	254,908
due after five through ten years	849,384	841,073	962,695	966,897
due after ten years	7,825	8,203	9,959	10,396
Total	1,440,888	1,428,482	1,488,816	1,496,835
Loans and receivables				
due in one year	58,494	57,970	32,710	33,086
due after one through two years	163,771	159,059	68,132	67,068
due after two through three years	60,184	57,891	131,788	127,981
due after three through four years	40,090	38,068	113,524	109,759
due after four through five years	50,768	49,453	19,496	19,417
due after five through ten years	982,462	925,534	1,037,707	1,002,324
due after ten years	134,675	132,762	134,532	136,201
Total	1,490,444	1,420,737	1,537,889	1,495,836
Available for sale				
due in one year[1]	3,502,421	3,487,065	2,921,871	2,917,572
due after one through two years	1,418,959	1,407,969	1,407,784	1,403,733
due after two through three years	1,409,330	1,384,563	1,214,907	1,196,631
due after three through four years	1,083,818	1,066,185	1,273,380	1,276,467
due after four through five years	1,307,876	1,281,062	1,377,471	1,372,244
due after five through ten years	2,850,422	2,710,497	3,854,813	3,813,167
due after ten years	1,801,367	1,721,410	1,796,485	1,763,484
Total	13,374,193	13,058,751	13,846,711	13,743,298
Financial assets at fair value through profit or loss				
due in one year	108,434	108,427	66,784	66,784
due after one through two years	997	997	29,087	29,087
due after two through three years	6,553	6,555	–	–
due after three through four years	1,203	1,192	–	–
due after four through five years	20,561	20,561	–	–
due after five through ten years	11,789	12,218	34,133	35,089
due after ten years	24,220	22,728	27,187	27,780
Total	173,757	172,678	157,191	158,740

[1] Including short-term investments and cash

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

30.6.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	47,006	–	2,207	959	45,758
US treasury notes	301,717	23,498	–	2,431	327,646
Other foreign government debt securities	15,382	262	391	23	15,276
Debt securities issued by semi-governmental entities	409,623	6,695	5,324	6,129	417,123
Corporate securities	406,938	409	20,315	13,313	400,345
Asset-backed securities	233,619	–	15,033	3,748	222,334
Total	1,414,285	30,864	43,270	26,603	1,428,482

31.12.2007

in TEUR	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	49,589	–	827	760	49,522
US treasury notes	322,776	20,604	–	2,628	346,008
Other foreign government debt securities	18,315	121	52	26	18,410
Debt securities issued by semi-governmental entities	426,857	9,617	2,887	8,694	442,281
Corporate securities	410,476	3,595	12,911	10,562	411,722
Asset-backed securities	232,997	–	9,241	5,136	228,892
Total	1,461,010	33,937	25,918	27,806	1,496,835

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

30.6.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,367	–	1,581	204	27,990
Debt securities issued by semi-governmental entities	247,395	64	15,803	4,488	236,144
Corporate securities	558,337	216	30,956	12,418	540,015
Asset-backed securities	377,838	536	22,183	8,543	364,734
Other	251,854	–	–		251,854
Total	1,464,791	816	70,523	25,653	1,420,737

31.12.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,327	80	975	563	28,995
Debt securities issued by semi-governmental entities	248,616	22	11,583	3,403	240,458
Corporate securities	558,914	1,455	18,794	11,575	553,150
Asset-backed securities	427,704	2,904	15,162	7,952	423,398
Other	215,606	–	–	34,229	249,835
Total	1,480,167	4,461	46,514	57,722	1,495,836

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

30.6.2008

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1,064,333	1,376	24,508	20,600	1,061,801
US treasury notes	1,565,884	18,614	1,877	12,656	1,595,277
Other foreign government debt securities	437,033	2,540	5,898	3,885	437,560
Debt securities of semi-governmental entities	3,078,038	24,093	51,200	43,789	3,094,720
Corporate securities	3,125,814	23,462	173,584	55,444	3,031,136
Asset-backed securities	2,123,065	9,376	92,667	27,362	2,067,136
From investment funds	772,032	11,051	56,220	11,253	738,116
	12,166,199	90,512	405,954	174,989	12,025,746
Equity securities					
Shares	632,215	51,971	52,975	–	631,211
From investment funds	1,133,336	37,861	138,454	–	1,032,743
	1,765,551	89,832	191,429	–	1,663,954
Short-term investments	666,845	–	–	48,064	714,909
Total	14,598,595	180,344	597,383	223,053	14,404,609

31.12.2007					
Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	901,704	4,112	5,851	16,732	916,697
US treasury notes	1,526,131	46,316	175	17,660	1,589,932
Other foreign government debt securities	376,357	2,266	2,471	3,265	379,417
Debt securities of semi-governmental entities	3,148,956	37,330	31,213	50,896	3,205,969
Corporate securities	3,384,791	26,302	117,316	64,942	3,358,719
Asset-backed securities	2,201,889	18,982	49,708	36,101	2,207,264
From investment funds	842,933	13,547	45,534	8,111	819,057
	12,382,761	148,855	252,268	197,707	12,477,055
Equity securities					
Shares	701,961	84,757	23,583	–	763,135
From investment funds	1,107,388	129,867	–	–	1,237,255
	1,809,349	214,624	23,583	–	2,000,390
Short-term investments	929,976	–	–	845	930,821
Total	15,122,086	363,479	275,851	198,552	15,408,266

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

30.6.2008			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,251	132	9,383
Corporate securities	156,617	547	157,164
Asset-backed securities	6,130	1	6,131
	171,998	680	172,678
Other financial assets			
Derivatives	55,352	–	55,352
Total	227,350	680	228,030

31.12.2007			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,844	331	10,175
Corporate securities	146,280	1,631	147,911
Asset-backed securities	654	–	654
	156,778	1,962	158,740
Other financial assets			
Derivatives	20,385	–	20,385
Total	177,163	1,962	179,125

Derivative financial instruments

As at 30 June 2008 Hannover Re recognised under this item put options acquired in the reporting period on the Dax and EuroStoxx 50 indices with a fair value of EUR 27.9 million (31 December 2007: EUR 1.9 million). Short sales of call options on the aforementioned indices with a fair value of EUR 0.8 million (31 December 2007: none) were recognised under other liabilities as at the balance sheet date.

In addition, Hannover Re reported as financial assets at fair value through profit or loss technical derivatives in an amount of EUR 27.5 million as at 30 June 2008 (31 December 2007: EUR 18.5 million) that were separated from the underlying transaction and measured at fair value.

In addition, liabilities from derivatives in connection with the technical account totalling EUR 18.2 million (31 December 2007: EUR 15.9 million) were recognised under other liabilities. Of this amount, fair values of EUR 17.2 million as at the balance sheet date (31 December 2007: EUR 13.0 million) were attributable to derivatives embedded in "modified coinsurance" and "coinsurance funds withheld" (Modco) reinsurance treaties. The charge to investment income from the Modco derivatives amounted to EUR 5.9 million before taxes as at 30 June 2008 (30 June 2007: EUR 0.1 million). Within the scope of the accounting of Modco reinsurance treaties, under which securities deposits are held by the ceding companies and payments rendered on the basis of the income from certain securities of the ceding company, the interest-rate risk elements are clearly and closely related to the underlying reinsurance arrangements. Embedded derivatives consequently result solely from the credit risk of the underlying securities portfolio. Hannover Re calculates the fair value of the embedded derivatives in Modco treaties using the market information available on the valuation date on the basis of a "credit spread" method. Under this method the derivative is valued at zero on the date when the contract commences and its value then fluctuates over time according to changes in the credit spreads of the securities.

Investment income

Figures in EUR thousand	2008	2007
	30.6	30.6.
Real estate	701	932
Dividends	25,012	23,414
Interest income on investments	352,686	374,265
Other income	29,455	17,133
Ordinary investment income	407,854	415,744
Profit or loss on shares in associated companies	4,149	3,473
Realised gains on investments	171,353	134,320
Realised losses on investments	69,054	36,737
Unrealised gains and losses on investments	(15,149)	(141)
Depreciation on real estate	242	278
Impairments/depreciation on equity securities	98,644	339
Impairments on fixed-income securities	31,665	-
Other investment expenses	25,824	27,798
Net income from assets under own management	342,778	488,244
Interest income on funds withheld and contract deposits	123,635	118,966
Interest expense on funds withheld and contract deposits	21,335	21,015
Total investment income	445,078	586,195

The impairments of EUR 130.3 million were attributable entirely to assets classified as available for sale. Impairments of EUR 31.7 million taken on fixed-income securities related predominantly to structured products. Of this amount, altogether EUR 9.6 million was attributable to further write-downs directly associated with the crisis on the US housing market in respect of which Hannover Re identified a risk of default. In addition, an impairment of EUR 98.6 million was recognised on equities whose fair value had fallen significantly, i.e. by at least 20%, or for a prolonged period, i.e. at least nine months, below acquisition cost.

Interest income on investments

Figures in EUR thousand	2008	2007
	30.6	30.6.
Fixed-income securities – held to maturity	28,539	33,630
Fixed-income securities – loans and receivables	25,143	34,493
Fixed-income securities – available for sale	262,682	278,221
Financial assets – at fair value through profit or loss	2,809	3,304
Other	33,513	24,617
Total	352,686	374,265

6.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,785 (31 December 2007: 1,922).

As at the balance sheet date altogether 1,781 (1,825) staff were employed by the Hannover Re Group, with 936 (907) employed in Germany and 845 (918) working for the consolidated Group companies abroad.

6.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The common shares (share capital of the parent company) amount to EUR 120,597,134.00. They are divided into 120,597,134 voting and dividend-bearing registered no-par-value shares. The shares are paid in in full. Each share carries an equal voting right and an equal dividend entitlement.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of participating rights or participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

6.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 6 May 2008, the company was authorised until 31 October 2009 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

6.5 Earnings per share

Basic and fully diluted earnings per share

	2008			2007		
	1.1.–30.6.			1.1.–30.6.		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Group net income	252,224	–	–	292,971	–	–
Weighted average of issued shares	–	120,957,134	–	–	120,957,134	–
Earnings per share	252,224	120,957,134	2.09	292,971	120,957,134	2.43
from continuing operations	252,224	120,957,134	2.09	262,259	120,957,134	2.18
from discontinued operations	–	120,957,134	–	30,712	120,957,134	0.25

Neither in the reporting period nor in the previous period were there any dilutive effects or other extraordinary components of income which should have been recognised or disclosed separately in the calculation of the earnings per share.

The earnings per share could potentially be diluted in future through the issue of shares or subscription rights from the authorised or conditional capital.

7. Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the period under review the following significant business relations existed with related parties.

With effect from 10 January 2008 HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) has held the majority interest in Hannover Re in an unchanged amount (50.22%) exclusively through Talanx AG, into which both HDI Verwaltungs-Service GmbH and Zweite HDI Beteiligungsgesellschaft mbH were merged with legal force on the same date.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad that are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions. Protection Reinsurance Intermediaries AG grants Hannover Re and E+S Rück a preferential position as reinsurers of ceding companies within the Talanx Group. In addition, Hannover Re and E+S Rück are able to participate in the protection covers on the retention of Group cedants and share in the protection afforded by them.

The major reinsurance relationships with related parties in the period under review are listed in the following table.

Business assumed and ceded in Germany and abroad

Figures in EUR thousand	2008	
Related parties	Premium	Underwriting result
	30.6.	30.6.
Business assumed		
ASPECTA Assurance International AG	10,319	1,555
ASPECTA Assurance International Luxembourg S.A.	17,683	1,886
ASPECTA Lebensversicherung AG	59,716	5,996
CiV Lebensversicherung AG	21,560	(2,075)
CiV Versicherung AG	7,747	2,786
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	16,986	12,566
HDI Assicurazioni S.p.A.	7,235	3,683
HDI Direkt Versicherung AG	275	(4,223)
HDI-Gerling Firmen und Privat Versicherung AG	9,066	2,332
HDI-Gerling Industrie Versicherung AG	64,329	(18,762)
HDI-Gerling Lebensversicherung AG	7,034	(680)
HDI-Gerling Verzekeringen N.V.	12,428	(1,003)
HDI HANNOVER International España, Cia de Seguros y Reaseguros S.A.	10,494	(529)
HDI Hannover Versicherung AG	7,142	2,020
HDI Sigorta A.S.	13,277	(2,725)
Magyar Posta Biztosító Részvénytársaság	3,674	(1,702)
Postbank Lebensversicherung AG	22,392	(882)
Other companies	6,495	2,987
	297,852	3,230
Business ceded		
HDI-Gerling Industrie Versicherung AG	(410)	(61)
Other companies	–	(7)
Total	297,442	3,162

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

Within the contractually agreed framework AmpegaGerling Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. Assets in special funds are managed by AmpegaGerling Investment GmbH. AmpegaGerling Immobilien Management GmbH performs services for Hannover Re within the framework of a management contract.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. In addition, Talanx AG billed Hannover Re and E+S Rück pro rata for the directors' and officers' (D&O) insurance of the Talanx Group. Divisions of Talanx AG also performed services for us in the areas of taxes and general administration. All transactions were effected at usual market conditions.

8. Other notes

8.1 Contingent liabilities and commitments

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee. In the 2007 financial year the issuer bought back the debt from Hannover Re in an amount of USD 380.0 million for the purpose of cancelling the debt, which was subsequently cancelled. For further details please see the information on debt and subordinated capital in the consolidated financial statement as at 31 December 2007.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2007.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,976.6 million (31 December 2007: EUR 2,088.3 million). In addition, we extended further collateral to our cedants in an amount of EUR 225.8 million (31 December 2007: EUR 328.7 million) through so-called "single trust funds".

As part of our business activities we hold collateral available outside the United States in various blocked custody accounts and trust accounts, the total amount of which in relation to the Group's major companies was EUR 1,184.5 million (31 December 2007: EUR 1,235.1 million) as at the balance sheet date.

The securities held in the blocked custody accounts and trust accounts are recognised predominantly as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished guarantees for our company in the form of letters of credit. The total amount as at the balance sheet date was EUR 1,943.0 million (31 December 2007: EUR 2,150.0 million).

Outstanding capital commitments with respect to special investments exist on the part of the Group in the amount of EUR 252.4 million (31 December 2007: EUR 235.2 million). These primarily involve as yet unfulfilled payment obligations from participations entered into in private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. The estimated amount of the reinsurance commitments as at the balance sheet date was unchanged at EUR 10.3 million.

8.2 Events after the end of the half-year

In late June as well as July 2008 severe thunderstorms and hail caused considerable property damage in Germany, especially the western part of the country. Hannover Re anticipates a net burden of losses from these events of EUR 40.0 million in the third quarter of 2008.

Key exchange rates

1 EUR corresponds to:	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	2008	2007	2008	2007
	30.6.	31.12.	1.1.–31.6.	1.1.–30.6.
AUD	1.6398	1.6775	1.6601	1.6466
BHD	0.5965	0.5530	0.5780	0.5017
CAD	1.5937	1.4440	1.5333	1.5015
CNY	10.8460	10.7400	10.8217	10.2644
GBP	0.7928	0.7346	0.7730	0.6748
HKD	12.3085	11.4760	11.9611	10.3929
KRW	1,655.0000	1,377.0000	1,511.8571	1,242.2857
MYR	5.1675	4.8652	4.9524	4.6106
SEK	9.4600	9.4350	9.4034	9.2026
USD	1.5790	1.4716	1.5348	1.3309
ZAR	12.3835	10.0300	11.6557	9.5537

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Hannover, 28 July 2008

Executive Board

Zeller Arrago Dr. Becke

Gräber Dr. König Dr. Pickel Wallin

QB engl 02/08 29.07.2008 – 10.30 Uhr

Review report by the independent auditors

to Hannover Rückversicherung AG, Hannover

We have reviewed the condensed consolidated interim financial statements – comprising the balance sheet, income statement, cash flow statement, statement of changes in shareholders' equity and selected explanatory notes – together with the interim Group management report of Hannover Rückversicherung AG, Hannover, for the period from 1 January to 30 June 2008, which are components of the half-yearly financial report pursuant to § 37w of the German Securities Trading Act (WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the interim management report for the Group in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company's Board of Management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim management report for the Group based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim management report for the Group in accordance with German generally accepted standards for the review of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our mandate, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU or that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Hannover, 4 August 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Husch	Dr. Dahl
Wirtschaftsprüfer	Wirtschaftsprüfer

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Stefan Schulz

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations

Klaus Paesler

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
klaus.paesler@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht 2/2008

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2008					2007		
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.	31.12.
Ergebnis								
Gebuchte Bruttoprämie	2.275,5	1.869,1	-10,3 %	4.144,6	-7,7 %	2.083,1	4.491,6	
Verdiente Nettoprämie	1.678,7	1.736,7	-11,8 %	3.415,4	-7,8 %	1.968,4	3.705,2	
Versicherungstechnisches Ergebnis	-28,6	-7,7	+16,2 %	-36,3	-63,1 %	-6,6	-98,4	
Kapitalanlageergebnis	262,6	182,5	-44,4 %	445,1	-24,1 %	328,0	586,2	
Operatives Ergebnis (EBIT)	245,6	154,6	-50,7 %	400,2	-14,4 %	313,5	467,7	
Konzernüberschuss	151,5	100,8	-40,5 %	252,2	-13,9 %	169,4	293,0	
Bilanz (zum Quartalsende)								
Haftendes Kapital	5.046,4			4.698,4	-11,3 %			5.295,1
Eigenkapital	3.140,4			2.803,7	-16,3 %			3.349,1
Anteile anderer Gesellschafter	532,8			521,0	-9,0 %			572,7
Hybridkapital	1.373,2			1.373,8	+0,0 %			1.373,3
Kapitalanlagen (ohne Depotforderungen)	19.008,5			18.744,4	-5,4 %			19.815,3
Bilanzsumme	37.371,3			37.247,0	+0,5 %			37.068,4
Aktie								
Ergebnis je Aktie (verwässert) in EUR	1,26	0,84	-40,5 %	2,09	-13,9 %	1,41	2,43	
Buchwert je Aktie in EUR	26,04			23,25	-16,3 %		24,68	27,77
Aktienkurs zum Quartalsende in EUR	33,02	31,35	-12,8 %	31,35	-0,6 %	35,95	35,95	31,55
Dividende	–	–		–		–	–	277,4
Dividende je Aktie in EUR	–	–		–		–	–	1,80+0,50[1]
Marktkapitalisierung zum Ende der Periode	3.982,1			3.780,7	-0,6 %		4.335,5	3.804,8
Kennzahlen								
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung[2]	99,5 %	97,4 %		98,4 %		99,1 %	102,1 %	
Großschäden in Prozent der verdienten Nettoprämie der Schaden-Rückversicherung[3]	6,8 %	4,4 %		6,2 %		3,3 %	9,2 %	
Selbstbehalt	88,7 %	90,5 %		89,5 %		86,8 %	85,8 %	
Kapitalanlagerendite (inkl. Depotforderungen)	4,4 %	3,1 %		3,7 %		5,4 %	4,9 %	
EBIT-Rendite[4]	14,6 %	8,9 %		11,7 %		15,9 %	12,6 %	
Eigenkapitalrendite (annualisiert)	18,7 %	13,6 %		16,4 %		22,5 %	19,9 %	

[1] Bonus
[2] Einschließlich Depotzinsen
[3] Naturkatastrophen und sonstige Großschäden > 5 Mio. EUR brutto
[4] Operatives Ergebnis (EBIT)/verdiente Nettoprämie



Wilhelm Zeller
Vorsitzender
des Vorstands

Verehrte Aktionäre,
sehr geehrte Damen und Herren,

nach guten Ergebnissen in den ersten drei Monaten des Berichtsjahres entwickelte sich der versicherungstechnische Teil unseres Geschäfts – sowohl in der Schaden- wie in der Personen-Rückversicherung – auch im zweiten Quartal erfreulich. Obwohl auch das zweite Quartal nicht von Naturkatastrophenschäden verschont blieb, fielen die Belastungen für Ihr Unternehmen moderat aus. Das anhaltend schwierige Umfeld der internationalen Kapitalmärkte sowie die Währungskursentwicklung haben jedoch auch für uns spürbare Belastungen nach sich gezogen. Wir gehen aber immer noch davon aus, dass wir für das Gesamtjahr eine Eigenkapitalrendite von über 15 Prozent nach Steuern erreichen können.

Mit der Entwicklung unseres Geschäftsfeldes *Schaden-Rückversicherung* im zweiten Quartal bin ich sehr zufrieden. Auch wenn die Bedingungen angesichts eines weicher werdenden Marktes herausfordernder werden, konnten wir überwiegend risikoadäquate Preise erzielen. Unverändert positiv präsentieren sich unser Heimatmarkt und die weltweite Kredit- und Kautionssparte sowie zahlreiche Nischen. Wir sind gut aufgestellt, um die sich bietenden Marktchancen zu nutzen.

Unsere bereits heute breite Diversifizierung bauen wir durch ein zielgerichtetes Underwriting weiter aus. Unser erprobtes, aktives Zyklusmanagement dient uns als wichtiger Eckpfeiler, um die Herausforderungen eines weicher werdenden Marktes zu meistern. Wir betreiben unser Schaden-Rückversicherungsgeschäft unverändert auf opportunistischer Basis, einzig profitabilitätsorientiert. Der Grundsatz „Ertrag geht vor Umsatz" bleibt oberstes Prinzip.

Verehrte Aktionäre, wie Sie wissen, hat sich Ihr Unternehmen seit Jahren durch den innovativen Transfer von (Rück-)Versicherungsrisiken in den Kapitalmarkt sowohl im Schaden- als auch im Personen-Rückversicherungsgeschäft einen Namen gemacht. Nun sind wir noch einen Schritt weitergegangen und ermöglichen auch unseren Kunden den Zugang zum Kapitalmarkt, indem wir solche Risiken, die sich auf eigenständiger Basis hierfür nicht anbieten, für entsprechende Transaktionen bündeln und strukturieren. Im abgelaufenen Quartal haben wir mit „Globe Re" die erste Transaktion dieser Art erfolgreich abgeschlossen.

Mit der Entwicklung unseres zweiten Geschäftsfelds – der *Personen-Rückversicherung* – sind wir zufrieden, auch wenn die Prämienentwicklung nicht zuletzt infolge dämpfender Währungskurseinflüsse hinter den Erwartungen zurückblieb. Mittelfristig bleibt es aber bei unseren ambitionierten Prognosen, denn die demografische Entwicklung in den Industrieländern sowie die wachsende urbane Mittelschicht in den Schwellenländern bieten eine gute Grundlage für dynamisches Wachstum. Die Kundengruppe der Senioren wird vor allem in Deutschland in ihrer Bedeutung immer noch

von den Versicherern unterschätzt. Folglich engagieren wir uns besonders in der Produktentwicklung für diese Zielgruppe. Im britischen Markt – in der Rückversicherung nach den USA der zweitgrößte der Welt – sind wir mit unserer langjährigen Ausrichtung auf sogenannte Vorzugsrenten bestens positioniert.

Darüber hinaus stehen die Wachstumsmärkte Asiens im Fokus unserer Aktivitäten: In China und Südkorea haben wir im zweiten Quartal über neue Niederlassungen eine eigene lokale Infrastruktur aufgebaut und die Zeichnung von Lebensgeschäft aufgenommen. Auch das stark wachsende Versicherungspotenzial auf dem indischen Subkontinent haben wir im Visier: Im Juni unterzeichneten wir ein exklusives Kooperationsabkommen mit dem führenden indischen Rückversicherer. Diese Zusammenarbeit versetzt uns in die Lage, die sich bietenden Marktchancen schneller und noch besser ausschöpfen zu können.

Betrachtet man die volatile und unverändert angespannte Situation auf den internationalen Kapitalmärkten, so entwickelten sich unsere *Kapitalanlagen* in diesem Umfeld zufriedenstellend, auch wenn das Volumen in unserer Bilanzwährung aufgrund der Schwäche des US-Dollars und des britischen Pfunds deutlich gesunken ist. Dank der hohen Qualität unserer festverzinslichen Wertpapiere sowie ihrer kurzen Duration waren wir in der Lage, die Auswirkungen des derzeit unsicheren Marktumfeldes einzugrenzen. Die laufenden Erträge entwickelten sich stabil, allerdings waren auch im zweiten Quartal Abschreibungen, insbesondere auf unser Aktienportefeuille, notwendig. Das Netto-Kapitalanlageergebnis sank demzufolge deutlich. Der starke Zinsanstieg führte zudem auf Marktwertbasis zu signifikanten unrealisierten Verlusten, die sich im Eigenkapital niederschlugen.

Verehrte Aktionäre, in Anbetracht der erheblichen Turbulenzen auf den internationalen Kapital- und Währungsmärkten hat sich die Hannover Rück-Aktie auch im zweiten Quartal hervorragend behauptet. Per Ende Juni bewegte sich der Kurs auf dem Niveau der Schlussnotierung des Jahres 2007. Diese Performance gelang weder dem Dax und dem MDax noch unserem Vergleichsmaßstab ABN Amro Global Reinsurance Index. Ich hoffe, dass die Börse auch weiterhin das Gewinnpotenzial Ihres Unternehmens adäquat honorieren wird.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen meiner Vorstandskollegen – sehr herzlich. Auch in Zukunft wird es unser oberstes Ziel sein, Ihre Gesellschaft verantwortungsvoll und sicher in eine profitable Zukunft zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1) 2) 3)] Berg	Vorsitzender
Dr. Klaus Sturany [1)] Dortmund	Stellv. Vorsitzender
Herbert K. Haas [1) 2) 3)] Burgwedel	
Uwe Kramp [4)] Hannover	
Karl Heinz Midunsky [3)] Gauting	
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	
Dr. Erhard Schipporeit [2)] Hannover	
Gert Waechtler [4)] Großburgwedel	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Isernhagen	
Ulrich Wallin Hannover	

[1)] Mitglied des Ausschusses für Vorstandsangelegenheiten
[2)] Mitglied des Bilanzausschusses
[3)] Mitglied des Nominierungsausschusses
[4)] Arbeitnehmervertreter

Geschäftsverlauf

Mit dem versicherungstechnischen Verlauf des ersten Halbjahrs 2008 sind wir sehr zufrieden. Sowohl die Prämien- als auch die Ergebnissituation in unseren beiden Geschäftsfeldern Schaden- und Personen-Rückversicherung entsprachen weitgehend unseren Erwartungen. Auch die Belastungen aus Großschäden blieben innerhalb des veranschlagten Budgets. Allerdings sorgt die weiterhin angespannte Lage an den Währungs- und Kapitalmärkten für deutlich gesunkene Marktwerte von Kapitalanlagen auch in unserem Portefeuille. Eine Eigenkapitalrendite von mehr als 15 % sehen wir jedoch weiterhin als realistisch an.

Unverändert räumen wir dem Thema Risikomanagement oberste Priorität ein: Neben der traditionellen Retrozession schützen wir unser Kapital, indem wir Versicherungsrisiken in den Kapitalmarkt transferieren. Dabei zeigt sich unser Schutzdeckungsprogramm in der Schaden-Rückversicherung gegenüber dem Vorjahr weiter verbessert, und obendrein konnten wir auf Jahresbasis unsere Ausgaben hierfür sogar um rund 80 Mio. EUR reduzieren.

Aufgrund der Aufgabe des Spezialgeschäfts sowie schwacher Fremdwährungskurse, insbesondere des US-Dollars und des britischen Pfunds, ging die gebuchte Bruttoprämie für das Gesamtgeschäft zum 30. Juni 2008 um 7,7 % auf 4,1 Mrd. EUR (4,5 Mrd. EUR) zurück. Bei konstanten Währungskursen hätte sich das Prämienvolumen nur um 2,2 % verringert. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten und geringerer proportionaler Abgaben auf 89,5 % (85,8 %), die verdiente Nettoprämie reduzierte sich um 7,8 % auf 3,4 Mrd. EUR (3,7 Mrd. EUR).

Die derzeitigen Turbulenzen auf den Währungs- und Kapitalmärkten – insbesondere der signifikante Zinsanstieg, die Ausweitung der Risikoaufschläge bei Unternehmensanleihen und der Rückgang der Aktienkurse – haben sich in der ersten Hälfte des Jahres auch in unserem Kapitalanlageergebnis niedergeschlagen. Angesichts dessen und infolge des weiter gefallenen US-Dollars gingen die selbst verwalteten Kapitalanlagen zurück. Die ordentlichen Kapitalanlageerträge ohne Depotzinsen liegen demgegenüber erwartungsgemäß auf einem recht erfreulichen Niveau von 407,9 Mio. EUR (415,7 Mio. EUR), während sich die Depotzinsen sogar um 4,4 % auf 102,3 Mio. EUR (98,0 Mio. EUR) erhöhten. Von den Abschreibungen auf Wertpapiere in Höhe von 130,3 Mio. EUR entfielen 98,6 Mio. EUR auf Aktien. Dem standen per saldo realisierte Gewinne von 102,3 Mio. EUR gegenüber, die im Wesentlichen aus der Durationsverkürzung unseres US-Portefeuilles im ersten Quartal resultierten. Das Netto-Kapitalanlageergebnis sank gegenüber der Vergleichsperiode um 24,1 % auf 445,1 Mio. EUR (586,2 Mio. EUR).

Das operative Ergebnis (EBIT) reduzierte sich folglich um 14,4 % auf 400,2 Mio. EUR (467,7 Mio. EUR). Ohne Berücksichtigung der Abschreibungen aufgrund der Turbulenzen auf den Kapitalmärkten wäre das operative Ergebnis um 13,4 % von 468,0 Mio. EUR auf 530,5 Mio. EUR gestiegen. Der Konzernüberschuss zum 30. Juni 2008 sank um 13,9 % auf 252,2 Mio. EUR (293,0 Mio. EUR). Der Gewinn je Aktie beträgt somit 2,09 EUR (2,43 EUR) und die annualisierte Eigenkapitalrendite 16,4 % (19,9 %).

Gegenüber dem Stand vom 31. Dezember 2007 reduzierte sich das Eigenkapital um 545,4 Mio. EUR auf 2,8 Mrd. EUR. Entsprechend verringerte sich auch der Buchwert je Aktie um 16,3 % auf 23,25 EUR. Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, beträgt 4,7 Mrd. EUR (5,3 Mrd. EUR).

Schaden-Rückversicherung

Mit der Geschäftsentwicklung in der Schaden-Rückversicherung sind wir weiterhin zufrieden. Obwohl einige wichtige Märkte bereits durch Aufweichungstendenzen gekennzeichnet sind, zeigen sich die Bedingungen noch weitgehend akzeptabel, und wir konnten mehrheitlich risikoadäquate Preise erzielen.

Nach wie vor ist unser Underwriting durch ein aktives Zyklusmanagement und unsere ertragsorientierte Zeichnungs-

politik bestimmt, derzufolge wir den Fokus auf jene Segmente legen, die nicht den höchsten Umsatz, sondern die höchste Profitabilität versprechen. Geschäft, das diese Profitabilitätsansprüche nicht mehr erfüllte, haben wir abgebaut und unser Portefeuille zugunsten anderer Segmente – wie dem Deutschland- oder dem weltweiten Kredit- und Kautionsgeschäft, aber auch Nischen – umgeschichtet.

In unserem Heimatmarkt zeichnet sich auch aufgrund erhöhter Anforderungen an das Risikomanagement eine steigende Nachfrage ab. Unsere für den deutschen Markt zuständige Tochtergesellschaft E+S Rück ist bestens positioniert, um diese Geschäftschancen auszuschöpfen. So erweist sich ihr Engagement bei den Versicherungsvereinen auf Gegenseitigkeit als klarer Wettbewerbsvorteil, da diese stärker wachsen als der übrige Markt. Insgesamt nehmen ihre Geschäftspartner die E+S Rück als sehr positiv und kompetent wahr; dies bestätigten nicht nur die jüngsten Kundenbefragungen, sondern auch die dauerhaften Geschäftsbeziehungen zur E+S Rück und das nachhaltige Wachstum unseres Marktanteils.

Anders als auf unserem Heimatmarkt haben wir unseren Anteil am Geschäft aus Nordamerika zurückgefahren, da hier insbesondere in den Haftpflichtsparten ein deutlicher Druck auf die Raten zu spüren ist. Angesichts ausgebliebener Großschäden gingen auch die Preise für das Katastrophengeschäft zurück.

Weiterhin positiv verläuft die Entwicklung unseres sogenannten Retakaful-Geschäfts: Nach einem bereits guten Start unserer Tochtergesellschaft in Bahrain im Jahre 2007 gehen wir von einer weiteren Verbesserung der Geschäftsaussichten für das Jahr 2008 aus. Aufgrund des starken ökonomischen Wachstums in Südostasien sowie im Nahen Osten steigt die Nachfrage nach schariakonformen Produkten kontinuierlich.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	1.506,9	1.149,3	-11,6 %	2.656,2	-10,4 %	1.300,1	2.964,4
Verdiente Nettoprämie	996,9	1.085,7	-12,2 %	2.082,6	-10,6 %	1.235,9	2.328,5
Versicherungstechnisches Ergebnis	-3,3	26,9	+166,8 %	23,6	-142,0 %	10,1	-56,1
Kapitalanlageergebnis	176,7	93,7	+60,0 %	270,4	-34,3 %	233,9	411,8
Operatives Ergebnis (EBIT)	181,5	106,8	-53,2 %	288,2	-10,3 %	228,2	321,5
Konzernüberschuss	113,5	82,2	-41,1 %	195,7	-18,9 %	139,4	241,4
Ergebnis je Aktie in EUR	0,94	0,68	-41,1 %	1,62	-18,9 %	1,15	2,00
Selbstbehalt	88,6 %	90,4 %		89,4 %		82,7 %	83,3 %
Kombinierte Schaden-/Kostenquote [1]	99,5 %	97,4 %		98,4 %		99,1 %	102,1 %

[1] *Einschließlich Depotzinsen*

Auch der lateinamerikanische Versicherungsmarkt entwickelt sich stetig: Nach dem Fall des Rückversicherungsmonopols in Brasilien haben wir in Rio de Janeiro eine Repräsentanz gegründet und im Juli die Lizenz als „zugelassener" Rückversicherer erhalten. Mit dieser Präsenz vor Ort sichern wir uns einen direkteren Zugang zu den Kunden und schaffen somit eine optimale Ausgangsposition, um im aufstrebenden brasilianischen Markt einen adäquaten Anteil zu erreichen. Mit einem Prämienvolumen von rund 40 Mrd. USD ist Brasilien der mit Abstand größte Versicherungsmarkt Lateinamerikas und Rio de Janeiro ein aufstrebender Versicherungsstandort.

Bei den landwirtschaftlichen Risiken verfolgen wir die Strategie, weitere Marktanteile hinzuzugewinnen. Angesichts steigender Preise für Agrarprodukte wächst die Nachfrage nach landwirtschaftlichen Versicherungen und infolgedessen der Bedarf an Rückversicherungskapazität.

Aufgrund dämpfender Währungskurse ging das Bruttoprämienvolumen unseres Geschäftsfeldes Schaden-Rückversicherung zum 30. Juni 2008 gegenüber der Vorjahres-Vergleichsperiode um 10,4 % auf 2,7 Mrd. EUR (3,0 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang nur 5,2 % betragen. Prämienmindernd wirkte sich außerdem die Aufgabe des Spezialgeschäfts aus. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungen und geringerer proportionaler Abgaben von 83,3 % auf 89,4 %. Die verdiente Nettoprämie ging um 10,6 % auf 2,1 Mrd. EUR (2,3 Mrd. EUR) zurück.

Das zweite Quartal war wieder von einigen schweren Naturkatastrophen geprägt. Vor allem das Erdbeben in der chinesischen Provinz Sichuan zog eine menschliche Tragödie nach sich. Die verheerenden volkswirtschaftlichen Schäden standen jedoch in keiner Relation zu den versicherten Werten. Demzufolge blieb unsere Belastung aus diesem Ereignis mit rund 20 Mio. EUR recht moderat. In Deutschland führten Hagelstürme und schwere Regenfälle Ende Mai/Anfang Juni zu großen Verwüstungen; hieraus resultierten für uns Schäden von rund 30 Mio. EUR. Insgesamt betrug die Netto-Großschadenbelastung für das erste Halbjahr 130,0 Mio. EUR (214,5 Mio. EUR). Dieser Wert entspricht 6,2 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit unterhalb des Erwartungswertes von 10 %. Die kombinierte Schaden-/Kostenquote beträgt 98,4 % (102,1 %).

Das versicherungstechnische Ergebnis in der Schaden-Rückversicherung verbesserte sich gegenüber der Vergleichsperiode von -56,1 Mio. EUR auf 23,6 Mio. EUR. Das operative Ergebnis (EBIT) sank jedoch bedingt durch das rückläufige Kapitalanlageergebnis um 10,3 % auf 288,2 Mio. EUR (321,5 Mio. EUR). Der Konzernüberschuss reduzierte sich um 18,9 % auf 195,7 Mio. EUR (241,4 Mio. EUR). Das Ergebnis je Aktie betrug 1,62 EUR (2,00 EUR).

Personen-Rückversicherung

In der Personen-Rückversicherung umfasst unser Angebot fünf Geschäftssegmente: Financial Solutions, Bancassurance, neue Märkte, multinationale Versicherer und konventionelle Risikorückversicherung. Diese fünf Säulen sichern uns ein diversifiziertes Portefeuille – sowohl nach Regionen als auch nach Produkten – und mittelfristig ein starkes organisches Wachstum.

Angesichts der demografischen Entwicklung in den industrialisierten Ländern, dem Eintreten der US-amerikanischen Baby-Boomer-Generation in die Pensionsphase und der schnellen Herausbildung einer städtischen Mittelschicht in vielen Entwicklungsländern bewerten wir die Geschäftsaussichten in der Personen-Rückversicherung ausgesprochen positiv. Wir haben im zweiten Quartal weitere Schritte getan, um dieses Potenzial voll ausschöpfen zu können.

So haben wir in den wachstumsstarken Märkten China und Südkorea über die neu gegründeten Niederlassungen in Shanghai und Seoul den Geschäftsbetrieb aufgenommen. Mit dieser Struktur nutzen wir die Vorzüge eines lokalen Rückversicherers und können unsere Kunden zielgerichtet und effizient vor Ort betreuen. Im Zuge der Liberalisierung des koreanischen Marktes wird der Vertrieb von Lebensversicherungsprodukten über den Bankschalter weiter an Bedeutung gewinnen. Vor diesem Hintergrund werden in Korea die Bereiche Bancassurance sowie die Entwicklung neuer Produkte den Schwerpunkt unserer Geschäftstätigkeit bilden. Auch in Indien haben wir die Voraussetzungen geschaffen, um schnell agieren zu können: Im Juni unterzeichneten wir ein exklusives Kooperationsabkommen mit dem führenden indischen Rückversicherer. Ziel der zunächst über fünf Jahre geplanten Zusammenarbeit ist der gemeinsame Aufbau eines profitablen und wachstumsfähigen Portefeuilles im vielversprechenden indischen Markt. Zu diesem Zweck haben wir in Mumbai eine Servicegesellschaft etabliert.

Der zweitgrößte Rückversicherungsmarkt der Welt – Großbritannien – spielt für uns unverändert eine herausragende Rolle: Rund ein Drittel unseres Prämienvolumens in der Personen-Rückversicherung entfällt hierauf. Der britische

Markt zeigt gegenwärtig im Bereich der Risikorückversicherung eine besonders hohe Wettbewerbsintensität, weshalb wir unsere Zeichnungen für diese Produkte zurückgeführt haben. Unverändert betrachten wir uns beim Neugeschäft der sogenannten Vorzugsrenten als der marktführende Rückversicherer. Hier, wie auch in der Rückversicherung bestehender Pensionsfonds, sehen wir unverändert exzellente Chancen für eine weitere ertragreiche Expansion.

Im US-amerikanischen Markt beobachten wir im traditionellen Lebensrisikogeschäft bei auskömmlichen Konditionen eine anhaltende Marktberuhigung. Vor diesem Hintergrund haben wir unsere Zeichnung in einigen Spezialsegmenten dieses Marktes, wie COLI (Corporate Owned Life Insurance), erfolgreich verstärkt. Unverändert bedeutend ist für uns neben dem Senioren-Krankenmarkt der Bereich Financial Solutions; hier konnten wir im ersten Halbjahr 2008 die größte Transaktion in der Geschichte der Hannover Life Re realisieren.

Der deutsche Markt ist von einer strukturell bedingten Stagnation der Prämien gekennzeichnet, auch wenn sich im laufenden Jahr durch die weitere, letzte Stufe der Riester-Renten eine zeitlich begrenzte Dynamik zeigt. Als Rückversicherer richten wir unsere Produktentwicklung bereits stark an den Absicherungsbedürfnissen der Senioren aus, während diese finanzstarke Bevölkerungsgruppe von der Erstversicherungswirtschaft leider immer noch vernachlässigt wird.

Unser Engagement gilt auch weiterhin der Entwicklung der islamischen Versicherungsmärkte. Wir unterstützen Kunden bei der Gestaltung von Versicherungsprodukten nach islamischen Prinzipien, aber auch hinsichtlich Marketing- und Vertriebsmethoden. Über unsere Tochtergesellschaft Hannover ReTakaful in Bahrain können wir den Bereich der „Family Takaful"-Produkte abdecken.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	770,1	720,0	-8,6 %	1.490,1	-2,8 %	788,2	1.532,3
Verdiente Nettoprämie	681,8	651,0	-11,1 %	1.332,8	-3,2 %	732,5	1.376,7
Kapitalanlageergebnis	76,2	78,6	-7,0 %	154,8	-0,5 %	84,5	155,5
Operatives Ergebnis (EBIT)	47,9	39,3	-49,2 %	87,2	-32,5 %	77,4	129,2
Konzernüberschuss	38,3	26,6	-52,4 %	65,0	-27,8 %	56,0	89,9
Ergebnis je Aktie in EUR	0,32	0,22	-52,4 %	0,54	-27,8 %	0,47	0,75
Selbstbehalt	88,6 %	90,7 %		89,6 %		92,9 %	90,2 %
EBIT-Rendite [1]	7,0 %	6,0 %		6,5 %		10,6 %	9,4 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Angesichts dämpfender Währungskurseinflüsse, insbesondere seitens des für uns relevanten britischen Pfunds und des US-Dollars, ging die gebuchte Bruttoprämie zum 30. Juni 2008 um 2,8 % auf 1,5 Mrd. EUR (1,5 Mrd. EUR) zurück; bei konstanten Währungskursen hätten wir ein Wachstum von 3,4 % ausgewiesen. Der Selbstbehalt reduzierte sich geringfügig auf 89,6 % (90,2 %), weshalb die verdiente Nettoprämie leicht überproportional um 3,2 % auf 1,3 Mrd. EUR (1,4 Mrd. EUR) sank.

Der deutliche Rückgang des operativen Ergebnisses (EBIT) zum 30. Juni 2008 um 32,5 % auf 87,2 Mio. EUR (129,2 Mio. EUR) resultiert aus den einmaligen positiven Sondereffekten in der Vorjahresperiode in Höhe von 25 Mio. EUR, die sich aus der Auflösung nicht mehr notwendiger Rückstellungen ergaben.

Der biometrische Schadenverlauf sowohl für Mortalitäts- als auch für Morbiditätsrisiken fiel insgesamt bei den opera-

tiven Einheiten des Geschäftsfeldes Personen-Rückversicherung erfreulich aus, wobei hier durch einige nachgemeldete größere Schäden aus dem australischen Invaliditätsportefeuille eine Ergebnisbelastung in mittlerer einstelliger Millionen-EUR-Größenordnung zu verzeichnen war. Besondere Risiken der Bestandsfestigkeit haben wir für unser internationales Portefeuille nicht festgestellt.

Die EBIT-Rendite liegt mit 6,5 % im Zielkorridor von 6,5 % bis 7,5 %. Der Konzernüberschuss reduzierte sich angesichts der dargestellten Faktoren auf 65,0 Mio. EUR (89,9 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 0,54 EUR (0,75 EUR).

Kapitalanlagen

Die internationalen Aktienmärkte konnten auch im zweiten Quartal nicht an die positive Entwicklung der Vorjahre anknüpfen und verloren im gesamten Halbjahr, insbesondere in Europa, bis zu einem Fünftel der Indexstände per Jahresende 2007. Hintergrund dieser Abwärtsbewegungen waren erneute Unsicherheiten im weltweiten Kreditmarkt, ausgelöst durch die aktuelle Finanzkrise sowie den deutlichen Anstieg der Rohstoffpreise.

Die weltweiten Rentenmärkte sind weiterhin von erhöhter Volatilität in nahezu allen Laufzeiten geprägt. Während im ersten Halbjahr im europäischen Markt signifikante Renditeanstiege unserer präferierten Laufzeitsegmente hinzukamen, waren im US-amerikanischen Markt Renditerückgänge zu verzeichnen, die maßgeblich von Umschichtungen anderer, risikobehafteterer Anlagesegmente in Staatstitel ausgelöst waren. Die erneuten Unsicherheiten im Kreditbereich, insbesondere bei Finanztiteln, führten zu einer deutlichen Ausweitung der Risikoaufschläge für Unternehmensanleihen aller Bonitäten. Bei den festverzinslichen Wertpapieren liegt daher unser Hauptaugenmerk weiterhin auf hoher Qualität und Liquidität bei neutraler bis defensiver Ausrichtung der Duration.

Kapitalanlageergebnis

in Mio. EUR	2008					2007	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Ordentliche Kapitalanlageerträge [1]	211,3	196,6	-9,6 %	407,9	-1,9 %	217,4	415,7
Ergebnis aus Anteilen an assoziierten Unternehmen	0,7	3,5	+38,3 %	4,1	+19,5 %	2,5	3,5
Realisierte Gewinne/Verluste	107,7	-5,4	-107,8 %	102,3	+4,8 %	68,9	97,6
Abschreibungen auf Kapitalanlagen [2]	85,7	44,8		130,6		0,2	0,6
Unrealisierte Gewinne/Verluste [3]	-11,9	-3,3		-15,1		–	-0,1
Kapitalanlageaufwendungen	14,1	11,8	-0,5 %	25,8	-7,1 %	11,8	27,8
Nettoerträge aus selbst verwalteten Kapitalanlagen	208,0	134,8	-51,3 %	342,8	-29,8 %	276,8	488,2
Depotzinsen	54,6	47,7	-6,9 %	102,3	+4,4 %	51,2	98,0
Kapitalanlageergebnis	262,6	182,5	-44,4 %	445,1	-24,1 %	328,0	586,2

[1] Ohne Depotzinsen
[2] Inkl. Abschreibungen auf Immobilien
[3] Erfolgswirksam zum Zeitwert bewerteter Bestand und Handelsbestand

Die anhaltenden Kapitalmarktturbulenzen haben sich im zweiten Quartal auch in unserem Kapitalanlageportefeuille niedergeschlagen. Zusätzlich führte der weiterhin gefallene US-Dollar gegenüber dem 31. Dezember 2007 zu einem

Rückgang der selbst verwalteten Kapitalanlagen auf 18,7 Mrd. EUR (19,8 Mrd. EUR). Die erfreuliche Entwicklung der Kurse festverzinslicher Wertpapiere im ersten Quartal setzte sich im zweiten Quartal nicht fort. Hinzu kamen Kursverluste insbesondere auf den europäischen Aktienmärkten. Der Renditeanstieg im europäischen Markt führte zu erhöhten unrealisierten Verlusten: Diese beliefen sich zum Ende der Berichtsperiode für den dispositiven Bestand unserer festverzinslichen Wertpapiere auf 315,4 Mio. EUR (103,4 Mio. EUR). Bei den Dividendentiteln ergaben sich unrealisierte Verluste von 101,6 Mio. EUR (zum 31. Dezember 2007 unrealisierte Gewinne von 191,0 Mio. EUR).

Demgegenüber entwickelten sich die ordentlichen Kapitalanlageerträge ohne Depotzinsen sehr zufriedenstellend. Sie reduzierten sich – ausschließlich währungsbedingt – um 1,9 % auf 407,9 Mio. EUR (415,7 Mio. EUR). Im Rahmen unseres aktiven Portfoliomanagements haben wir vor allem im Zuge einer taktischen Durationsverkürzung im USD-Portefeuille im ersten Quartal Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 171,4 Mio. EUR (134,3 Mio. EUR) realisiert. Dem standen realisierte Verluste in Höhe von 69,1 Mio. EUR (36,7 Mio. EUR) gegenüber. Von den Abschreibungen auf Wertpapiere in Höhe von 130,3 Mio. EUR entfielen 98,6 Mio. EUR auf unsere bestehenden Aktieninvestitionen. Bereits im ersten Quartal wurden für rund 20 % des Bestands Kursabsicherungen vorgenommen, was die erforderlichen Abschreibungen begrenzte. Daneben haben wir – in geringem Umfang – auch im zweiten Quartal Abschreibungen auf Zinstitel vorgenommen. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen reduzierte sich insgesamt deutlich um 29,8 % auf 342,8 Mio. EUR (488,2 Mio. EUR). Dieser Effekt wird durch ein um 4,4 % auf 102,3 Mio. EUR (98,0 Mio. EUR) gestiegenes Ergebnis aus Depotzinsen etwas gedämpft, sodass das Nettoergebnis aus den gesamten Kapitalanlagen gegenüber der Vergleichsperiode um 24,1 % auf 445,1 Mio. EUR (586,2 Mio. EUR) zurückging.

Risikobericht

Einschätzung der Risikolage

Wir sind als international operierender Rückversicherer vielfältigen potenziellen Risiken ausgesetzt. Diese Risiken haben einen nicht unerheblichen Einfluss auf unsere Vermögens-, Finanz- und Ertragslage. Unsere wirksamen Steuerungsinstrumente gewährleisten jedoch, dass wir unsere Risiken rechtzeitig erkennen und unsere Chancen nutzen. Auf der Basis dieser derzeitigen Erkenntnisse, die sich aus der Gesamtbetrachtung der Risikosituation ergeben, sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Unsere Aussagen zum Risikomanagement der Hannover Rück im Geschäftsbericht zum 31. Dezember 2007 sind unverändert gültig und bieten detaillierte Informationen zur Organisation und zu weiteren Risikosteuerungsmaßnahmen. Ergänzende Informationen zu unserem Risikomanagementsystem, insbesondere quantitative Angaben zu einzelnen Risiken, finden Sie im Anhang dieses Berichts, Kapitel 5. „Management versicherungstechnischer und finanzieller Risiken."

Ausblick

Sowohl in der Schaden- als auch in der Personen-Rückversicherung erwarten wir aufgrund unserer strategischen Ausrichtung und der sich bietenden Marktchancen erneut ein gutes versicherungstechnisches Ergebnis für das Gesamtjahr. Die Nettoprämieneinnahmen für den Hannover Rück-Konzern sollten sich leicht erhöhen.

Trotz unübersehbarer Marktaufweichungstendenzen in einigen Sparten und Märkten der *Schaden-Rückversiche-*

rung sind die Bedingungen weiterhin noch akzeptabel. Dort, wo das Geschäft nicht unseren Profitabilitätsansprüchen entsprach, haben wir uns gemäß unseres erprobten Zyklusmanagements zurückgezogen und unser Portefeuille zugunsten anderer Segmente – wie dem Deutschland- oder dem weltweiten Kredit- und Kautionsgeschäft – umgeschichtet. Geschäftschancen bieten sich uns zudem in Nischen, wie zum Beispiel dem sogenannten Retakaful-Markt. Auch in den landwirtschaftlichen Versicherungen bauen wir unser Engagement aus.

Die unterjährige Vertragserneuerungsrunde zum 1. Juli in den USA, bei der rund ein Drittel unseres Portefeuilles neu verhandelt wird, hat den Trend des weicher werdenden Marktes bestätigt. Im Haftpflichtgeschäft reduzierten sich die Prämien um bis zu 10 %, allerdings blieben die Bedingungen im Wesentlichen stabil. Im nichtproportionalen Sachgeschäft waren Ratensteigerungen bei schadenbelasteten Programmen möglich. Im Katastrophengeschäft setzte sich der Druck auf die Raten fort. Dennoch waren die zu erzielenden Margen immer noch gut ausreichend.

Mit der Vertragserneuerungsrunde in Australien und Neuseeland zum 1. Juli waren wir insgesamt zufrieden: Die Raten im nichtproportionalen Sachgeschäft blieben stabil. Auch hier ließen sich Preissteigerungen bei schadenbelasteten Programmen durchsetzen.

Im lateinamerikanischen Katastrophengeschäft waren in einigen Märkten Ratenerhöhungen zu erzielen, in anderen gaben sie nach.

Generell werden sich die Effekte eines weicher werdenden Marktes systembedingt jedoch erst mit einer gewissen Verzögerung in unseren Ergebnissen niederschlagen, sodass diese Tendenzen keinen wesentlichen Einfluss auf das Ergebnis des laufenden Jahres haben sollten. Angesichts unserer ertragsorientierten Zeichnungspolitik und sehr guten Diversifizierung sowie dank unseres ausgezeichneten Ratings können wir weiterhin zu risikoadäquaten Konditionen Geschäft generieren.

Mit unserer neuen Repräsentanz in Rio de Janeiro haben wir eine optimale Ausgangsposition, um in Brasilien – dem größten Versicherungsmarkt Lateinamerikas – einen adäquaten Marktanteil zu gewinnen. Das in Brasilien gezeichnete Geschäft umfasst sowohl obligatorisches als auch fakultatives Geschäft der Sparten Haftpflicht, Kraftfahrt, Luftfahrt, Transport, Kredit und Kaution, landwirtschaftliche Risiken, strukturierte Produkte sowie Lebensrückversicherung.

Insgesamt gehen wir davon aus, dass sich die Nettoprämie in der Schaden-Rückversicherung aufgrund des schwächeren US-Dollars leicht reduziert. Vorausgesetzt, die Großschadenbelastung bleibt weiterhin im Rahmen des Erwartungswertes von rund 10 % der Nettoprämie, gehen wir von einem sehr guten Gewinnbeitrag aus.

In der *Personen-Rückversicherung* sind unsere Geschäftsaussichten unverändert positiv. Das Anwachsen des oberen Segments der Alterspyramide in den Industrieländern wird noch über viele Jahre als Wachstumsmotor für die Renten- und Krankenversicherung dienen. Wir sind weltweit hervorragend positioniert und diversifiziert, sodass wir von einer unverändert günstigen Ertragssituation und einem Anstieg des Prämienvolumens um ca. 10 % ausgehen.

Der britische Markt wird im Bereich der traditionellen Lebensrückversicherung für die nächsten 12 bis 18 Monate vor besonderen Herausforderungen stehen; demgegenüber sehen wir Chancen bei neuartigen Morbiditätsprodukten wie den Critical-Illness-Produkten mit abgestufter Leistung. Unverändert bleiben britische Rentenpolicen ein wesentliches Kerngeschäft mit mittelfristig erheblichem Wachstumspotenzial.

In den USA gehen wir auch zukünftig von guten Marktchancen bei Block-Transaktionen und im Senioren-Krankengeschäft aus. In Deutschland engagieren wir uns schwerpunktmäßig im Bereich der Senioren- und fondsgebundenen Produkte, wobei sich vor allem die Pflegerente eines wachsenden Zuspruchs erfreuen dürfte.

Positive Impulse für weiteres Wachstum bieten in Zukunft die sogenannten BRICK-Märkte, also Brasilien, Russland, Indien, China und Korea. Durch die Etablierung neuer Niederlassungen haben wir hier eine noch größere Nähe zu unseren Kunden erzeugt und können so noch besser auf Marktchancen reagieren.

Bei den *Kapitalanlagen* ist davon auszugehen, dass diese – trotz des zu erwartenden positiven Cashflows aus der Versicherungstechnik – aufgrund des anhaltend schwachen US-Dollars hinter dem Niveau des Vorjahres zurückbleiben. Die laufenden Kapitalanlageerträge sollten sich auch im zweiten Halbjahr auf dem positiven Niveau der ersten sechs Monate bewegen. Mit großer Unsicherheit ist jedoch die Entwicklung der Aktienmärkte behaftet.

Im Rahmen unserer konservativen und risikobewussten Anlagepolitik haben wir allerdings lediglich 9 % unserer Kapitalanlagen in Aktien investiert. Gleichwohl müssen auch wir – sollten sich die Aktienmärkte nicht normalisieren – im dritten Quartal mit weiteren Abschreibungen rechnen. Bei einer signifikanten Kurserholung, wie sie von einigen Marktteilnehmern prognostiziert wird, würde sich die Situation auch für das Kapitalanlageergebnis deutlich verbessern. Bei den festverzinslichen Wertpapieren liegt das Augenmerk weiterhin auf einer hohen Qualität und einer guten Diversifikation des Portefeuilles. Von den Schwierigkeiten des amerikanischen Hypothekenmarkts ist die Gesellschaft daher nicht sonderlich betroffen.

Vor dem Hintergrund der noch risikoadäquaten Bedingungen an den Rückversicherungsmärkten und unserer breiten Diversifikation sowie unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den Erwartungswert von 10 % der Nettoprämie in der Schaden-Rückversicherung übersteigt, gehen wir von einem guten versicherungstechnischen Ergebnis für das Gesamtjahr 2008 aus.

Angesichts der Unsicherheiten auf den internationalen Kapitalmärkten ist eine seriöse Aussage bezüglich des Kapitalanlageergebnisses nicht möglich. Je länger die Turbulenzen auf den Aktienmärkten anhalten, desto schwieriger wird es, unser Jahresziel von 5 EUR je Aktie zu erreichen. Eine Eigenkapitalrendite von mehr als 15 % sehen wir jedoch weiterhin als realistisch an.

KONZERNBILANZ
zum 30. Juni 2008

in TEUR	2008	2007
Aktiva	**30.6.**	**31.12.**
Festverzinsliche Wertpapiere – Dauerbestand	1.440.888	1.488.816
Festverzinsliche Wertpapiere – Darlehen und Forderungen	1.490.444	1.537.889
Festverzinsliche Wertpapiere – dispositiver Bestand	12.025.746	12.477.055
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	172.678	158.740
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1.663.954	2.000.390
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	55.352	20.385
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	14.231	16.962
Anteile an assoziierten Unternehmen	162.615	170.839
Sonstige Kapitalanlagen	685.505	677.957
Kurzfristige Anlagen	714.909	930.821
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	318.096	335.422
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	18.744.418	19.815.276
Depotforderungen	9.894.369	8.610.554
Depotforderungen aus Finanzierungsgeschäften	456.943	616.134
Kapitalanlagen	29.095.730	29.041.964
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.132.096	2.471.585
Anteil der Rückversicherer an der Deckungsrückstellung	160.396	255.076
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	98.137	92.322
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	15.530	5.574
Abgegrenzte Abschlusskosten	1.893.931	1.807.143
Abrechnungsforderungen	2.834.796	2.525.871
Geschäfts- oder Firmenwert	43.244	45.438
Aktive latente Steuern	622.763	577.731
Sonstige Vermögenswerte	347.228	244.278
Abgegrenzte Zinsen und Mieten	3.145	1.425
	37.246.996	37.068.407

in TEUR	2008	2007
Passiva	30.6.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	16.072.386	16.553.888
Deckungsrückstellung	5.954.906	6.143.460
Rückstellung für Prämienüberträge	1.430.337	1.186.382
Sonstige versicherungstechnische Rückstellungen	186.963	183.725
Depotverbindlichkeiten	670.555	956.912
Depotverbindlichkeiten aus Finanzierungsgeschäften	5.178.244	3.668.825
Abrechnungsverbindlichkeiten	1.147.888	1.141.067
Pensionsrückstellungen	69.025	67.101
Steuerverbindlichkeiten	162.564	202.621
Rückstellung für latente Steuern	1.358.133	1.350.679
Andere Verbindlichkeiten	279.065	277.037
Darlehen und nachrangiges Kapital	1.412.263	1.414.877
Verbindlichkeiten	33.922.329	33.146.574
Eigenkapital		
Gezeichnetes Kapital	120.597	120.597
Nominalwert 120.597 Genehmigtes Kapital 60.299		
Kapitalrücklagen	724.562	724.562
Gezeichnetes Kapital und Kapitalrücklage	845.159	845.159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	-205.034	181.395
Gewinne und Verluste aus der Währungsumrechnung	-334.978	-213.117
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	5.983	6.482
Summe nicht ergebniswirksamer Eigenkapitalanteile	-534.029	-25.240
Gewinnrücklagen	2.492.531	2.529.170
Eigenkapital ohne Anteile anderer Gesellschafter	2.803.661	3.349.089
Anteile anderer Gesellschafter	521.006	572.744
Eigenkapital	3.324.667	3.921.833
	37.246.996	37.068.407

KONZERN-GEWINN- UND VERLUSTRECHNUNG
für die Zeit vom 1. Januar bis 30. Juni 2008

in TEUR	2008		2007	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	1.869.088	4.144.559	2.083.126	4.491.568
Gebuchte Rückversicherungsprämie	177.157	434.517	276.066	639.021
Veränderung der Bruttoprämienüberträge	53.605	-304.151	222.006	-43.892
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-8.845	9.465	-60.707	-103.482
Verdiente Prämie für eigene Rechnung	1.736.691	3.415.356	1.968.359	3.705.173
Ordentliche Kapitalanlageerträge	196.555	407.854	217.415	415.744
Ergebnis aus Anteilen an assoziierten Unternehmen	3.454	4.149	2.497	3.473
Depotzinserträge/-aufwendungen	47.698	102.300	51.220	97.951
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	37.577	171.353	94.165	134.320
Realisierte Verluste aus dem Abgang von Kapitalanlagen	42.980	69.054	25.238	36.737
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-3.274	-15.149	-15	-141
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	44.808	130.551	215	617
Sonstige Kapitalanlageaufwendungen	11.754	25.824	11.815	27.798
Kapitalanlageergebnis	182.468	445.078	328.014	586.195
Sonstige versicherungstechnische Erträge	1.639	1.776	999	1.275
Erträge insgesamt	1.920.798	3.862.210	2.297.372	4.292.643
Aufwendungen für Versicherungsfälle	1.140.838	2.304.568	1.325.051	2.545.042
Veränderung der Deckungsrückstellung	85.974	170.016	100.696	214.492
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	455.682	852.415	494.739	927.337
Sonstige Abschlusskosten	3.661	8.321	1.577	8.165
Sonstige versicherungstechnische Aufwendungen	2.500	5.363	2.000	9.178
Aufwendungen für den Versicherungsbetrieb	57.365	112.739	51.911	100.587
Versicherungstechnische Aufwendungen für eigene Rechnung	1.746.020	3.453.422	1.975.974	3.804.801
Übriges Ergebnis	-20.210	-8.574	-7.887	-20.143
Operatives Ergebnis (EBIT)	154.568	400.214	313.511	467.699
Zinsen auf Hybridkapital	19.206	38.509	19.354	38.517
Ergebnis vor Steuern	135.362	361.705	294.157	429.182
Steueraufwand	30.948	98.896	118.886	139.864
Überschuss aus fortzuführenden Geschäftsbereichen	104.414	262.809	175.271	289.318
Überschuss aus aufgegebenen Geschäftsbereichen	-	-	15.452	30.712
Überschuss	104.414	262.809	190.723	320.030
davon				
Anderen Gesellschaftern zustehendes Ergebnis	3.651	10.585	21.293	27.059
Konzernüberschuss	100.763	252.224	169.430	292.971
Ergebnis je Aktie				
Ergebnis je Aktie in EUR	0,84	2,09	1,41	2,43
aus fortzuführenden Geschäftsbereichen in EUR	0,84	2,09	1,28	2,18
aus aufgegebenen Geschäftsbereichen in EUR	–	–	0,13	0,25

KONZERN-EIGENKAPITALENTWICKLUNG
2008

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil Konzernfremder	Eigenkapital
			Währungsumrechnung	nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2007	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-23.056	-47.526	-521	8.212	-129.676	-192.567
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			-2.123	43.379	161			41.417
Gezahlte Dividende						-192.955	-31.278	-224.233
Überschuss						292.971	27.059	320.030
Stand 30.6.2007	120.597	724.562	-96.697	140.052	-1.886	2.089.749	474.656	3.451.033
Stand 1.1.2008	120.597	724.562	-213.117	181.395	6.482	2.529.170	572.744	3.921.833
Kapitalerhöhungen							39	39
Kapitalrückzahlungen							-31	-31
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-131.240	-435.947	-670	-11.490	-21.385	-600.732
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			9.379	49.518	171			59.068
Gezahlte Dividende						-277.373	-40.946	-318.319
Überschuss						252.224	10.585	262.809
Stand 30.6.2008	120.597	724.562	-334.978	-205.034	5.983	2.492.531	521.006	3.324.667

KAPITALFLUSSRECHNUNG
zum 30. Juni 2008

in TEUR	2008	2007
	1.1.–30.6.	1.1.–30.6.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Überschuss	262.809	320.030
Abschreibungen/Zuschreibungen	130.722	8.865
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-102.299	-97.583
Realisierte Gewinne/Verluste aus dem Abgang von aufgegebenen Geschäftsbereichen	–	-87.723
Amortisationen	-11.205	-2.857
Veränderungen der Depotforderungen/-verbindlichkeiten	-1.894.326	-649.338
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	1.787.572	302.727
Veränderung der Rückstellungen für Prämienüberträge	294.971	147.352
Veränderung der Steuerforderungen/-verbindlichkeiten	-52.006	203.452
Veränderung der Deckungsrückstellung	167.988	323.582
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	429.948	401.212
Veränderung der abgegrenzten Abschlusskosten	-142.663	-4.726
Veränderung der übrigen versicherungstechnischen Rückstellungen	4.616	22.303
Veränderung der Abrechnungssalden	-372.990	-641.653
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-14.395	-82.950
Kapitalfluss aus laufender Geschäftstätigkeit	488.742	162.693
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	9.684	62.033
Käufe	–	-25.435
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	55.725	9.966
Käufe	-6.783	-316.484
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	5.334.168	2.885.365
Käufe	-5.545.396	-2.830.251
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	10.052	12.058
Käufe	-22.744	-8.716
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	720.831	442.837
Käufe	-774.980	-402.891

in TEUR	2008	2007
	1.1.–30.6.	1.1.–30.6.
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	–	20.340
Käufe	–	-10.207
Übrige Wertpapiere im Handelsbestand		
Verkäufe	19.260	387
Käufe	-37.615	–
Andere Kapitalanlagen		
Verkäufe	9.886	69.235
Käufe	-64.622	-67.287
Verbundene Unternehmen und Beteiligungen		
Verkäufe	–	606.542
Käufe	-3.227	-499
Kurzfristige Kapitalanlagen		
Veränderung	125.523	-187.506
Übrige Veränderungen	-18.175	-14.182
Kapitalfluss aus Investitionstätigkeit	-188.413	245.305
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	-274	736
Strukturveränderung ohne Kontrollverlust	14.293	-135.200
Gezahlte Dividende	-318.319	-224.234
Rückzahlung langfristiger Verbindlichkeiten	-277	-9.981
Andere Veränderungen	–	3.530
Kapitalfluss aus Finanzierungstätigkeit	-304.577	-365.149
IV. Währungskursdifferenzen	-13.078	-4.203
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-17.326	38.646
Flüssige Mittel am Anfang der Periode	335.422	351.776
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-17.326	38.646
Flüssige Mittel am Ende der Periode	318.096	390.422
Ertragsteuern	-95.301	-45.779
Zinszahlungen	-82.608	-90.795

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2008

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung	
	2008	2007
	30.6	31.12.
Aktiva		
Dauerbestand	1.218.283	1.262.619
Darlehen und Forderungen	1.225.890	1.263.764
Dispositiver Bestand	10.577.592	11.387.469
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	136.497	118.573
Übrige Kapitalanlagen	803.063	808.047
Kurzfristige Anlagen	569.802	587.455
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	216.606	241.812
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	14.747.733	15.669.739
Depotforderungen	838.643	870.892
Depotforderungen aus Finanzierungsgeschäften	137	137
Kapitalanlagen	15.586.513	16.540.768
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.019.057	2.371.387
Anteil der Rückversicherer an der Deckungsrückstellung	–	–
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	93.192	86.217
Anteil der Rückversicherer an den übrigen Rückstellungen	12.316	3.031
Abgegrenzte Abschlusskosten	314.235	262.176
Abrechnungsforderungen	2.078.024	1.373.824
Übrige Segmentaktiva	1.445.184	1.287.379
Gesamt	21.548.521	21.924.782

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
30.6	31.12.	30.6	31.12.	30.6	31.12.
48.043	52.071	174.562	174.126	1.440.888	1.488.816
106.421	116.567	158.133	157.558	1.490.444	1.537.889
2.486.918	2.496.286	625.190	593.690	13.689.700	14.477.445
62.749	35.227	28.784	25.325	228.030	179.125
59.288	57.711	–	–	862.351	865.758
116.138	146.952	28.969	196.414	714.909	930.821
91.245	88.295	10.245	5.315	318.096	335.422
2.970.802	2.993.109	1.025.883	1.152.428	18.744.418	19.815.276
9.057.860	7.741.902	-2.134	-2.240	9.894.369	8.610.554
456.806	615.997	–	–	456.943	616.134
12.485.468	11.351.008	1.023.749	1.150.188	29.095.730	29.041.964
113.541	101.629	-502	-1.431	2.132.096	2.471.585
160.396	255.076	–	–	160.396	255.076
4.945	6.105	–	–	98.137	92.322
3.214	2.543	–	–	15.530	5.574
1.579.696	1.544.967	–	–	1.893.931	1.807.143
758.732	1.152.705	-1.960	-658	2.834.796	2.525.871
330.911	304.312	-759.715	-722.819	1.016.380	868.872
15.436.903	14.718.345	261.572	425.280	37.246.996	37.068.407

Aufteilung der versicherungstechnischen Passiva und der übrigen Verbindlichkeiten

in TEUR	Schaden-Rückversicherung	
	2008	2007
	30.6	31.12.
Passiva		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	14.524.987	15.114.553
Deckungsrückstellung	–	–
Rückstellung für Prämienüberträge	1.393.500	1.148.723
Rückstellungen für Gewinnanteile	141.286	146.638
Depotverbindlichkeiten	179.226	186.802
Depotverbindlichkeiten aus Finanzierungsgeschäften	137.448	156.829
Abrechnungsverbindlichkeiten	895.679	427.552
Langfristige Verbindlichkeiten	38.482	41.583
Übrige Segmentpassiva	1.225.325	1.239.046
Gesamt	18.535.933	18.461.726

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
30.6	31.12.	30.6	31.12.	30.6	31.12.
1.547.914	1.440.774	-515	-1.439	16.072.386	16.553.888
5.954.906	6.143.460	–	–	5.954.906	6.143.460
36.837	37.659	–	–	1.430.337	1.186.382
45.677	37.087	–	–	186.963	183.725
493.431	772.352	-2.102	-2.242	670.555	956.912
5.040.796	3.511.996	–	–	5.178.244	3.668.825
254.349	714.857	-2.140	-1.342	1.147.888	1.141.067
–	–	1.373.781	1.373.294	1.412.263	1.414.877
1.409.521	1.283.393	-766.059	-625.001	1.868.787	1.897.438
14.783.431	13.941.578	602.965	743.270	33.922.329	33.146.574

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung	
	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	2.656.218	2.964.416
davon		
Aus Versicherungsgeschäften mit anderen Segmenten	–	–
Aus Versicherungsgeschäften mit externen Dritten und aus aufgegebenen Geschäftsbereichen	2.656.218	2.964.416
Verdiente Prämie für eigene Rechnung	2.082.575	2.328.471
Kapitalanlageergebnis	270.373	411.825
Aufwendungen für Versicherungsfälle für eigene Rechnung	1.515.184	1.761.117
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	464.027	550.472
Aufwendungen für den Versicherungsbetrieb	79.768	72.996
Übriges Ergebnis	-5.733	-34.211
Operatives Ergebnis (EBIT)	288.236	321.500
Zinsen auf Hybridkapital	–	–
Ergebnis vor Steuern	288.236	321.500
Steueraufwand	86.447	73.066
Überschuss aus fortzuführenden Geschäftsbereichen	201.789	248.434
Überschuss aus aufgegebenen Geschäftsbereichen	–	13.677
Überschuss	201.789	262.111
davon		
Anderen Gesellschaftern zustehendes Ergebnis	6.095	20.685
Konzernüberschuss	195.694	241.426

Personen-Rückversicherung		Konsolidierung		Gesamt	
2008	2007	2008	2007	2008	2007
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
1.490.117	1.532.264	-1.776	-5.112	4.144.559	4.491.568
1.776	5.112	-1.776	-5.112	–	–
1.488.341	1.527.152	–	–	4.144.559	4.491.568
1.332.781	1.376.702	–	–	3.415.356	3.705.173
154.794	155.518	19.911	18.852	445.078	586.195
789.877	784.204	-493	-279	2.304.568	2.545.042
170.016	214.492	–	–	170.016	214.492
403.440	396.221	-3.144	-3.288	864.323	943.405
33.674	29.900	-703	-2.309	112.739	100.587
-3.356	21.801	515	-7.733	-8.574	-20.143
87.212	129.204	24.766	16.995	400.214	467.699
–	–	38.509	38.517	38.509	38.517
87.212	129.204	-13.743	-21.522	361.705	429.182
17.761	32.899	-5.312	33.899	98.896	139.864
69.451	96.305	-8.431	-55.421	262.809	289.318
–	–	–	17.035	–	30.712
69.451	96.305	-8.431	-38.386	262.809	320.030
4.490	6.374	–	–	10.585	27.059
64.961	89.931	-8.431	-38.386	252.224	292.971

Unsere sekundäre Segmentberichterstattung beinhaltet die fortgeführten Geschäftsbereiche und basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen[1]

in TEUR	2008	2007
	30.6.	31.12.
Kapitalanlagen		
Deutschland	5.438.915	6.252.371
Großbritannien	1.162.422	1.187.499
Frankreich	1.228.455	1.117.610
Übrige	3.228.237	3.251.338
Europa	11.058.029	11.808.818
USA	5.512.862	5.909.163
Übrige	649.577	589.295
Nordamerika	6.162.439	6.498.458
Asien	401.498	384.628
Australien	689.854	659.006
Australasien	1.091.352	1.043.634
Afrika	259.695	276.441
Übrige	172.903	187.925
Gesamt	18.744.418	19.815.276

Gebuchte Bruttoprämie[1]

in TEUR	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie		
Deutschland	736.481	839.150
Großbritannien	703.682	792.706
Frankreich	203.667	211.015
Übrige	624.038	616.596
Europa	2.267.868	2.459.467
USA	884.548	1.108.636
Übrige	182.851	202.473
Nordamerika	1.067.399	1.311.109
Asien	318.197	233.967
Australien	205.197	229.056
Australasien	523.394	463.023
Afrika	119.039	128.449
Übrige	166.859	129.520
Gesamt	4.144.559	4.491.568

[1] Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen werden.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Bei der Erstellung des Konzernquartalsfinanzberichts greifen wir gemäß IAS 34.41 in höherem Maß auf Schätzungen und Annahmen zurück als bei der Jahresfinanzberichterstattung. Dies kann sich auf Bilanzposten, Posten der Gewinn- und Verlustrechnung sowie auf die sonstigen finanziellen Verpflichtungen auswirken. Die Schätzungen erfolgen grundsätzlich auf Basis realistischer Prämissen, jedoch sind sie naturgemäß mit Unsicherheiten behaftet, die sich entsprechend im Ergebnis niederschlagen können. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. Juni 2008 aufgestellt.

Alle vom IASB bis zum 30. Juni 2008 verabschiedeten Vorschriften, deren Anwendung für den Berichtszeitraum bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

In den vorliegenden Quartalsfinanzbericht zum 30. Juni 2008 haben wir einen eigenständigen, verkürzten Risikobericht in den Zwischenlagebericht sowie weitere Erläuterungen in Kapitel 5 „Management versicherungstechnischer und finanzieller Risiken" aufgenommen. Zusammen mit dem Ausblick auf das Gesamtjahr 2008 soll damit die Berichterstattung über die wesentlichen Chancen und Risiken des Geschäftsjahres weiter verbessert werden.

Im Januar 2008 hat das IASB die überarbeiteten Fassungen des IFRS 3 „Business Combinations" und IAS 27 „Consolidated and Separate Financial Statements" veröffentlicht. Die Neuregelungen umfassen im Wesentlichen die bilanzielle Behandlung von Minderheitsanteilen, Bewertungsfragen bei sukzessivem Unternehmenserwerb, Änderungen in der Beteiligungsquote mit und ohne Verlust der Beherrschung sowie Anpassungen der Anschaffungskosten in Abhängigkeit von künftigen Ereignissen und deren Auswirkungen auf den Geschäfts- oder Firmenwert. Unternehmenszusammenschlüsse von Gesellschaften unter gemeinsamer Beherrschung sind weiterhin in IFRS 3 nicht geregelt. Die Neuregelungen sind auf Geschäftsjahre, die am oder nach dem 1. Juli 2009 beginnen, anzuwenden. Beide Neufassungen sind zum Bilanzstichtag noch nicht durch die EU ratifiziert worden.

Wir nutzen die von IFRS 3 in der bisher gültigen Fassung eingeräumte Möglichkeit der erfolgsneutralen Bilanzierung bei Anteilsverkäufen ab dem zweiten Quartal 2008.

Gemäß IAS 39 war mit Wirkung zum 28. Dezember 2007 eine Gruppe von mit Garantien der Talanx AG versehenen Rückversicherungsverträgen als zu fortgeführten Anschaffungskosten bewertete Finanzinstrumente mit dem Charakter von Darlehen und Forderungen zu klassifizieren (sogenannte „Investmentverträge"). Die Angaben zu der Vergleichsperiode des Vorjahres haben wir gemäß IAS 8 rückwirkend angepasst. Infolgedessen waren für das zweite Quartal 2007 Erträge aus dem rückversicherungstechnischen Ergebnis in Höhe von 6,3 Mio. EUR in die ordentlichen Kapitalanlageerträge umzugliedern. Die Umgliederung, die die Geschäftsfelder Schaden- und Personen-Rückversicherung betrifft, hatte weder Auswirkungen auf die Prämie, das operative Ergebnis und den Jahresüberschuss noch auf das Eigenkapital.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2008 hat die Hannover Rückversicherung AG, Bahrain Branch, die im Juni 2007 von der Central Bank of Bahrain (CBB) eine entsprechende Lizenz erhalten hat, zusätzlich zu der bereits im Jahr 2006 gegründeten Tochtergesellschaft Hannover ReTakaful B.S.C. (c), ihren Geschäftsbetrieb aufgenommen.

Mit Wirkung zum 1. Januar 2008 wurde die Firmenbezeichnung der Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, einer Niederlassung der Hannover Rück AG, in Hannover Rückversicherung AG Succursale Française geändert und deren Geschäftszweck um Schaden-Rückversicherungsaktivitäten für die Märkte in Frankreich, Belgien und Luxemburg erweitert.

Mit Wirkung zum 1. Januar 2008 haben die Hannover Rück AG und die E+S Rück AG, die zu gleichen Teilen Gesellschafter der GbR Hannover Rückversicherung AG/E+S Rückversicherung AG-Grundstücksgesellschaft (GbR) waren, die Gesellschaft aufgelöst. Das Gesellschaftsvermögen der GbR wurde im Weg der Naturalteilung hälftig auf die ehemaligen Gesellschafter aufgeteilt. Die Transaktion hatte keine Auswirkungen auf den Konzernquartalsabschluss zum 31. März 2008.

Mit Wirkung zum 3. März 2008 hat die von der Hannover Rück AG gehaltene Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) Einigung mit einem konzernfremden Dritten erzielt, im Weg einer Anteilsabstockung ohne Änderung des Kontrollstatus 1 % ihrer Anteile an der E+S Rück AG zum Zweck der Intensivierung der Geschäftsbeziehungen zu veräußern. Wir haben uns entschieden, Anteilsabstockungen, welche zu keiner Änderung des Kontrollstatus führen, ergebnisneutral zu bilanzieren. Mit dem Abschluss der Transaktion hält die HRBV 62,78 % der Anteile an der E+S Rück AG.

Im Geschäftsjahr 2007 hat die Hannover Rück AG die Anteile der E+S Rück AG in Höhe von 50 % an der Hannover Life Re of Australasia Ltd., Sydney, erworben und hält damit alle Anteile an der Gesellschaft; Transaktionskosten wurden in voller Höhe berücksichtigt. Die aus dieser Transaktion entstandenen Zwischengewinne wurden vollständig eliminiert. Mit Wirkung zum 31. März 2008 hat die Hannover Rück AG ihre Anteile an der Gesellschaft im Rahmen einer Kapitalerhöhung gegen Sacheinlage zum Buchwert in die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, an der die Hannover Rück AG sämtliche Anteile hält, eingebracht.

Am 9. April 2008 hat die Hannover Re Euro PE Holdings GmbH & Co. KG mit Sitz in Köln ihren Geschäftsbetrieb aufgenommen. An der Gesellschaft sind die Hannover Rück AG mit 75 % und die E+S Rück AG mit 25 % beteiligt. Die Zahlung des Kommanditanteils in Höhe von insgesamt von 4,5 Mio. EUR wurde im zweiten Quartal geleistet. Ihr Geschäftszweck liegt im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen.

Im zweiten Quartal 2008 hat die Hannover Rückversicherung AG die mit der Zeichnung von Personen-Rückversicherungsgeschäft betraute Hannover Rückversicherung AG Shanghai Branch mit Sitz in Shanghai erstmals in den Konzernabschluss einbezogen. Die Niederlassung hat am 19. Mai 2008 den Geschäftsbetrieb aufgenommen.

Zum zweiten Quartal 2008 hat die Hannover Rückversicherung AG die mit der Zeichnung von Personen-Rückversicherungsgeschäft betraute Hannover Rückversicherung AG Korea Branch mit Sitz in Seoul erstmals in den Konzernabschluss einbezogen. Die Niederlassung hat am 23. Mai 2008 den Geschäftsbetrieb aufgenommen.

Mit Wirkung zum 28. Mai hat sich die Hannover Rück AG als erster Investor mit zunächst 30 Mio. USD an dem Secquaero ILS Fund Ltd. beteiligt, weitere 20 Mio. USD können kurzfristig abgerufen werden. Bei diesem Fonds handelt es sich um einen sog. „Seed Money Fund". Die Hannover Rück AG wird diesen Fonds bis zu dem Zeitpunkt konsolidieren, an dem andere Investoren die Mehrheit am Fonds halten. Der Geschäftszweck dieses Fonds ist das Zeichnen, Halten und Veräußern von Insurance-Linked Securitisations.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeitverfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zugrunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 30. Juni 2008 10,6 Mio. EUR (27,1 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Die Hannover Rück hält seit November 2000 stimmberechtigte Eigenkapitalanteile in Höhe von 33,3 % an der Zweckgesellschaft Mediterranean Re PLC zur Verbriefung von Rückversicherungsrisiken in Frankreich und Monaco, die vertragsgemäß zum 18. November 2005 auslief. Die zur Besicherung ausgegebenen Bonds wurden vollständig an die Investoren zurückgezahlt. Die Kapitalrücklagen wurden an die Gesellschafter zurückgezahlt. Die Zweckgesellschaft wurde mit Wirkung zum 5. Februar 2008 liquidiert.

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, nutzt die Hannover Rück das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat-Bond). Der Cat-Bond mit einem Volumen von 150 Mio. USD wurde von Eurus Ltd., einer auf den Cayman Islands ansässigen Zweckgesellschaft, bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus. Unter IFRS ist diese Transaktion als Finanzinstrument zu bilanzieren. Gemäß IAS 39.9 begründet der Vertrag ein Derivat, dessen Zeitwert zum 30. Juni 2008 -1,0 Mio. EUR (-2,9 Mio. EUR) beträgt und das wir zum Stichtag unverändert unter den anderen Verbindlichkeiten ausgewiesen haben.

Mit Wirkung zum 1. Januar 2008 hat die Hannover Rück erneut den Kapitalmarkt zur Beschaffung von Zeichnungskapazität für Katastrophenrisiken genutzt und ihre im Vorjahr auf 530,0 Mio. USD erweiterte Risikotransaktion „K5" um weitere 10,0 Mio. USD aufgestockt. Die Verbriefung wurde bei nordamerikanischen, europäischen und asiatischen Investoren platziert. Das erhöhte Kapital ist sowohl von neuen als auch von den bisherigen Investoren erbracht worden. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Transaktion hat eine geplante Laufzeit bis 31. Dezember 2008. Gemäß SIC–12 wird Kaith Re Ltd. seit dem 1. Januar 2006 in den Konzernabschluss einbezogen.

Im Vorjahr hat die Hannover Rück am Kapitalmarkt eine Schutzdeckung in Höhe von 200,0 Mio. USD mit einer Laufzeit von zwei Jahren auf ihr weltweites Naturkatastrophengeschäft platziert, die der Hannover Rück eine Deckung auf aggregierter Basis („Aggregate Excess of Loss") bietet. Für die Transaktion wird die Zweckgesellschaft Kepler Re, eine separate Zelle innerhalb von Kaith Re Ltd., genutzt. Als zugrunde liegendes Portefeuille dient der Selbstbehalt aus dem Naturkatastrophengeschäft der existierenden „K5"-Verbriefung. Die Deckung wird bei dem aggregierten 83-Jahres-Ereignis für „K5" wirksam und ist bei dem 250-Jahres Kumul erschöpft. Innerhalb dieser Spanne übernehmen die externen Investoren dieser und der „K5"-Transaktion zusammen 90 % der „K5"-Schäden, die restlichen 10 % verbleiben bei der Hannover Rück. Über keine ihrer Geschäftsbeziehungen mit der Zweckgesellschaft zieht die Hannover Rück eine Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit dieser Gesellschaft.

Ebenfalls im Vorjahr hat die Hannover Rück-Gruppe Risiken aus Rückversicherungsforderungen in den Kapitalmarkt transferiert. Mit dieser Verbriefung, die eine Laufzeit von fünf Jahren hat, wird das mit Rückversicherungsforderungen verbundene Ausfallrisiko reduziert. Das der Transaktion zugrunde liegende Forderungsportefeuille hat einen Nominalwert von 1,0 Mrd. EUR und besteht aus Exponierungen gegenüber Retrozessionären. Die zur Besicherung dienenden Wertpapiere werden über die Zweckgesellschaft Merlin CDO I B.V. begeben. Als Auslöser für eine Zahlung an die Hannover Rück dient die Insolvenz eines oder mehrerer Retrozessionäre, sobald der vertraglich definierte, über die Laufzeit kumulierte Selbstbehalt der Hannover Rück in Höhe von 60,0 Mio. EUR überschritten wird. Die Hannover Rück zieht über keine ihrer Geschäftsbeziehungen die Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit der Zweckgesellschaft. Gemäß IAS 39.9 begründet die Transaktion ein Derivat, dessen Zeitwert zum 30. Juni 2008 15,2 Mio. EUR (5,8 Mio. EUR) beträgt und das wir zum Stichtag unter den sonstigen ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen haben.

Im Juni 2008 hat die Hannover Rück die erste Transaktion im Rahmen ihrer erweiterten Insurance-Linked-Securities (ILS)-Aktivitäten abgeschlossen. Sach-Katastrophenrisiken mehrerer US-amerikanischer Zedenten wurden gebündelt und in mehreren Tranchen in den Kapitalmarkt transferiert. Für diese Transaktion wurde eine Zweckgesellschaft mit dem Namen Globe Re in Bermuda gegründet; sie ist mit 133 Mio. USD kapitalisiert. Sie finanziert sich durch die Ausgabe einer Eigenkapitaltranche in Höhe von 33 Mio. USD sowie weiteren 100 Mio. USD Schuldverschreibungen unterschiedlicher Ratingkategorien. Die Laufzeit der Transaktion beträgt ein Jahr. An der Eigenkapitaltranche hat sich die Hannover Rück mit 5 Mio. USD bzw. 15,2 % beteiligt. Gemäß IAS 28 „Investments in Associates" ist Globe Re als Beteiligung zu fortgeführten Anschaffungskosten zu bilanzieren und wird daher unter den sonstigen Kapitalanlagen ausgewiesen.

Eine ergänzende Konsolidierungsanalyse der einschlägigen US-GAAP-Quellen ergab zudem, dass die Hannover Rück gemäß FIN 46(R) nicht Hauptnutznießer („Primary Beneficiary") dieser Transaktion ist.

4. Aufgegebene Geschäftsbereiche

Im Geschäftsjahr 2006 hat die Hannover Rück Einigung über den Verkauf ihres amerikanischen Teilkonzerns Praetorian Financial Group, Inc., New York (PFG), an einen australischen Versicherungskonzern erzielt. Mit Wirkung vom 31. Mai 2007 fand der Übergang des wirtschaftlichen Eigentums der zu dem in den Vorperioden als aufgegebene Geschäftsbereiche klassifizierten Teilkonzern gehörenden Vermögenswerte und Schulden statt. Diese werden daher zum Bilanzstichtag nicht mehr ausgewiesen. Im Einklang mit IFRS 5 „Non-Current Assets Held for Sale and Discontinued Operations" weisen wir das Ergebnis der PFG in der Konzern-Gewinn- und Verlustrechnung für die Vorperiode nach Steuern in einer separaten Zeile aus. Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

In den folgenden Tabellen werden das Ergebnis und die Zahlungsströme der aufgegebenen Geschäftsbereiche für die Vergleichsperiode des Vorjahres dargestellt und in deren wesentliche Komponenten untergliedert.

Wesentliche Positionen der Gewinn- und Verlustrechnung der aufgegebenen Geschäftsbereiche

in TEUR	2008	2007
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	–	280.948
Gebuchte Rückversicherungsprämie	–	-42.885
Nettoveränderung der Bruttoprämienüberträge	–	-14.725
Verdiente Prämie für eigene Rechnung	–	309.108
Kapitalanlageergebnis	–	20.696
Versicherungstechnisches Ergebnis	–	25.175
Übriges Ergebnis	–	-11.345
Operatives Ergebnis (EBIT)	–	34.526
Zinsen auf Hybridkapital	–	2.358
Ergebnis vor Steuern	–	32.168
Steueraufwand	–	5.868
Erwerberanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	–	13.251
Konzernanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	–	13.049
Ergebnis aus Entkonsolidierung (nach Steuern)	–	17.663
Überschuss	–	30.712

Zahlungsströme aus aufgegebenen Geschäftsbereichen

in TEUR	2008	2007
	1.1.–30.6.	1.1.–30.6.
Kapitalfluss aus laufender Geschäftstätigkeit	–	178.464
Kapitalfluss aus Investitionstätigkeit	–	-18.716
Veränderung der flüssigen Mittel	–	159.748

5. Management versicherungstechnischer und finanzieller Risiken

5.1 Versicherungstechnische Risiken

Die Risiken im versicherungstechnischen Bereich können in Zufalls-, Irrtums- und Änderungsrisiken unterteilt werden.

Im Bereich der Personen-Rückversicherung ermitteln wir die Rückstellungen nach aktuariellen Grundsätzen unter Anwendung abgesicherter biometrischer Rechnungsgrundlagen auf der Basis von Portefeuilleinformationen unserer Zedenten. In diesem Bereich sind hauptsächlich die biometrischen Risiken für uns von Bedeutung. Darunter versteht man alle Risiken, die unmittelbar mit dem Leben einer zu versichernden Person verbunden sind, z. B. Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit. Durch eine Vielzahl risikosteuernder Maßnahmen reduzieren wir diese potenziellen Risiken.

Ein wesentliches versicherungstechnisches Risiko stellt die Gefahr der Unterreservierung dar. In der Schaden-Rückversicherung ermitteln wir unsere Schadenreserven ebenfalls auf aktuarieller Basis. Ausgangspunkt hierfür sind stets die Informationen unserer Zedenten, die im Bedarfsfall um Zusatzreserven auf Basis eigener Schadeneinschätzungen ergänzt werden. Darüber hinaus bilden wir die sogenannte Spätschadenreserve für Schäden, die bereits eingetreten sind, uns aber noch nicht bekannt gegeben wurden.

Die kombinierte Schaden-/Kostenquote in der Schaden-Rückversicherung stellt sich im Hinblick auf das Prämen-Leistungsrisiko wie folgt dar:

Entwicklung der kombinierten Schaden-/Kostenquote der Schaden-Rückversicherung und der Großschadenquote über die letzten zehn Jahre

in %	1H 2008	2007	2006	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]
Schaden-/Kostenquote	98,4	99,7	100,8	112,8	97,2	96,0	96,3	116,5	107,8	111,1	108,1
davon Großschäden[2]	6,2	6,3	2,3	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5

[1] Auf US GAAP-Basis
[2] Naturkatastrophen sowie sonstige Großschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der verdienten Nettoprämie

Forderungsausfallrisiken sind für uns von Bedeutung, weil das von uns übernommene Geschäft nicht immer vollständig im Selbstbehalt verbleibt, sondern nach Bedarf retrozediert wird. Unsere Retrozessionäre werden deshalb unter Bonitätsgesichtspunkten sorgfältig ausgewählt.

Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren zum Bilanzstichtag 227,5 Mio. EUR (8,0 %) unserer Abrechnungsforderungen aus dem Rückversicherungsgeschäft in Höhe von 2.834,8 Mio. EUR älter als 90 Tage. Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,5 %.

5.2 Kapitalanlagerisiken

Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Marktpreisrisiken zählen die Aktienkurs-, Zinsänderungs- sowie die Währungsrisiken. Ein wesentliches Instrument zur Steuerung der Marktpreisrisiken ist der Value at Risk (VaR). Zu weiteren Erläuterungen verweisen wir auf unsere Ausführungen zu den Kapitalanlagerisiken im Konzernjahresfinanzbericht 2007.

Zur Überwachung von Zinsänderungs- und Aktienkursrisiken nutzen wir auch Stresstests, die das Verlustpotenzial unter extremen Marktbedingungen abschätzen sowie Sensitivitäts- und Durationsanalysen, die unser Steuerungsinstrumentarium ergänzen.

Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung verfolgen, werden diese Risiken jedoch weitgehend neutralisiert. Zinsänderungsrisiken bestehen aus einer ungünstigen Wertveränderung der im Bestand gehaltenen Finanzinstrumente aufgrund von Änderungen des Marktzinsniveaus. Sinkende Marktrenditen führen zu Marktwertsteigerungen bzw. steigende Marktrenditen zu Marktwertsenkungen der festverzinslichen Wertpapierportefeuilles. Kongruenz zwischen den Zahlungsströmen der Aktiv- und Passivseite ist eines der zentralen Ziele unserer diesbezüglichen Strategie. Die quantitative Unterlegung dieser Strategie liefert unser Dynamic-Financial-Analysis-Modell sowie verschiedenste Value-at-Risk-Kalkulationen. Zusätzlich sind enge taktische Durationsbänder installiert, in denen sich der Asset-Manager opportunistisch entsprechend seiner Markterwartungen positionieren kann. Die Vorgaben für diese Bänder sind unmittelbar mit der Risikotragfähigkeit des Hannover Rück-Konzerns verknüpft. Aktienkursrisiken resultieren aus ungünstigen Wertveränderungen – z. B. durch Verluste bestimmter Aktienindizes – der im Bestand gehaltenen Aktien und Aktien- bzw. Indexderivate. Durch gezielte Diversifikation in verschiedene Branchen und Regionen streuen wir diese Risiken.

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Festverzinsliche Wertpapiere	Renditeanstieg +50 Basispunkte	-286,6
	Renditeanstieg +100 Basispunkte	-552,8
	Renditerückgang -50 Basispunkte	278,2
	Renditerückgang -100 Basispunkte	576,6
	Marktwerte zum 30.6.2008	15.047,6

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	138,5
	Aktienkurse +20 %	263,5
	Aktienkurse -10 %	-144,6
	Aktienkurse -20 %	-282,6
	Marktwerte zum 30.6.2008	1.664,0

Bonitätsrisiken können sich aus dem Ausfall (Zins und/oder Tilgung) oder der Änderung der Bonität (Rating-Reduzierung) der Emittenten von Wertpapieren ergeben. Der Bonitätsbeurteilung – anhand der in den Kapitalanlagerichtlinien festgelegten Qualitätskriterien – kommt bei uns eine zentrale Bedeutung zu.

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen[1]

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	90,2	3.485,3	56,7	2.139,5	5,1	245,4	78,1	2.113,0
AA	1,3	51,3	35,9	1.352,5	28,3	1.355,8	15,8	426,4
A	4,4	169,8	6,5	244,4	47,2	2.259,4	2,7	73,3
BBB	2,8	108,2	0,7	28,6	13,4	639,5	0,4	12,0
< BBB	1,3	52,0	0,2	6,7	6,0	285,5	3,0	81,2
Gesamt	100,0	3.866,6	100,0	3.771,7	100,0	4.785,6	100,0	2.705,9

[1] Über Investmentfonds gehaltene Wertpapiere sind anteilig mit ihren jeweiligen Einzelratings berücksichtigt.

Unter dem Liquiditätsrisiko verstehen wir die Gefahr, dass Bestände bzw. offene Positionen wegen Illiquidität der Märkte nicht oder nur mit Verzögerungen bzw. Kursabschlägen veräußert bzw. geschlossen werden können, sowie die Gefahr, dass die gehandelten Volumina die betroffenen Märkte beeinflussen. Regelmäßige Liquiditätsplanungen sowie eine liquide Anlagestruktur der Kapitalanlagen sorgen dafür, dass die Hannover Rück jederzeit in der Lage ist, die erforderlichen Auszahlungen zu leisten. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert.

Gewichtung wesentlicher Kapitalanlageklassen[1]

in %	Rahmenwert gemäß Kapitalanlagerichtlinien	30.6.2008
Renten (Direktbestand und Investmentfonds)	mind. 50,0	80,7
Börsennotierte Aktien (Direktbestand und Investmentfonds)	max. 17,5	8,9
Immobilien	max. 5,0	0,1

[1] Ermittlung auf Marktwertbasis

Zu weiteren Erläuterungen verweisen wir auf den Risikobericht, Seite 9 in dem vorliegenden Halbjahresfinanzbericht sowie auf unsere Erläuterungen in dem Konzerngeschäftsbericht 2007.

6. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

6.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte – zum Zeitpunkt der Anschaffung – einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den (fortgeführten) Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den (fortgeführten) Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die (fortgeführten) Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private-Equity"-Limited-Partnerships.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

Restlaufzeiten der fest- und variabel verzinslichen Wertpapiere

in TEUR	2008		2007	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
	30.6.	30.6.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	30.424	29.302	34.241	32.885
zwischen einem und zwei Jahren	20.966	20.630	1.705	1.662
zwischen zwei und drei Jahren	129.201	130.332	34.779	34.363
zwischen drei und vier Jahren	241.771	237.185	194.052	195.724
zwischen vier und fünf Jahren	161.317	161.757	251.385	254.908
zwischen fünf und zehn Jahren	849.384	841.073	962.695	966.897
nach mehr als zehn Jahren	7.825	8.203	9.959	10.396
Gesamt	1.440.888	1.428.482	1.488.816	1.496.835
Darlehen und Forderungen				
innerhalb eines Jahres	58.494	57.970	32.710	33.086
zwischen einem und zwei Jahren	163.771	159.059	68.132	67.068
zwischen zwei und drei Jahren	60.184	57.891	131.788	127.981
zwischen drei und vier Jahren	40.090	38.068	113.524	109.759
zwischen vier und fünf Jahren	50.768	49.453	19.496	19.417
zwischen fünf und zehn Jahren	982.462	925.534	1.037.707	1.002.324
nach mehr als zehn Jahren	134.675	132.762	134.532	136.201
Gesamt	1.490.444	1.420.737	1.537.889	1.495.836
Dispositiver Bestand				
innerhalb eines Jahres[1]	3.502.421	3.487.065	2.921.871	2.917.572
zwischen einem und zwei Jahren	1.418.959	1.407.969	1.407.784	1.403.733
zwischen zwei und drei Jahren	1.409.330	1.384.563	1.214.907	1.196.631
zwischen drei und vier Jahren	1.083.818	1.066.185	1.273.380	1.276.467
zwischen vier und fünf Jahren	1.307.876	1.281.062	1.377.471	1.372.244
zwischen fünf und zehn Jahren	2.850.422	2.710.497	3.854.813	3.813.167
nach mehr als zehn Jahren	1.801.367	1.721.410	1.796.485	1.763.484
Gesamt	13.374.193	13.058.751	13.846.711	13.743.298
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	108.434	108.427	66.784	66.784
zwischen einem und zwei Jahren	997	997	29.087	29.087
zwischen zwei und drei Jahren	6.553	6.555	–	–
zwischen drei und vier Jahren	1.203	1.192	–	–
zwischen vier und fünf Jahren	20.561	20.561	–	–
zwischen fünf und zehn Jahren	11.789	12.218	34.133	35.089
nach mehr als zehn Jahren	24.220	22.728	27.187	27.780
Gesamt	173.757	172.678	157.191	158.740

[1] *Inklusive kurzfristiger Anlagen und flüssiger Mittel*

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (sogenannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr abgebildet und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

30.6.2008

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	47.006	–	2.207	959	45.758
Schuldtitel der US-Regierung	301.717	23.498	–	2.431	327.646
Schuldtitel anderer ausländischer Staaten	15.382	262	391	23	15.276
Schuldtitel halbstaatlicher Institutionen	409.623	6.695	5.324	6.129	417.123
Schuldtitel von Unternehmen	406.938	409	20.315	13.313	400.345
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	233.619	–	15.033	3.748	222.334
Gesamt	1.414.285	30.864	43.270	26.603	1.428.482

31.12.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	49.589	–	827	760	49.522
Schuldtitel der US-Regierung	322.776	20.604	–	2.628	346.008
Schuldtitel anderer ausländischer Staaten	18.315	121	52	26	18.410
Schuldtitel halbstaatlicher Institutionen	426.857	9.617	2.887	8.694	442.281
Schuldtitel von Unternehmen	410.476	3.595	12.911	10.562	411.722
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	232.997	–	9.241	5.136	228.892
Gesamt	1.461.010	33.937	25.918	27.806	1.496.835

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

30.6.2008

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.367	–	1.581	204	27.990
Schuldtitel halbstaatlicher Institutionen	247.395	64	15.803	4.488	236.144
Schuldtitel von Unternehmen	558.337	216	30.956	12.418	540.015
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	377.838	536	22.183	8.543	364.734
Sonstige	251.854	–	–	–	251.854
Gesamt	1.464.791	816	70.523	25.653	1.420.737

31.12.2007

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.327	80	975	563	28.995
Schuldtitel halbstaatlicher Institutionen	248.616	22	11.583	3.403	240.458
Schuldtitel von Unternehmen	558.914	1.455	18.794	11.575	553.150
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	427.704	2.904	15.162	7.952	423.398
Sonstige	215.606	–	–	34.229	249.835
Gesamt	1.480.167	4.461	46.514	57.722	1.495.836

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

30.6.2008

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1.064.333	1.376	24.508	20.600	1.061.801
Schuldtitel der US-Regierung	1.565.884	18.614	1.877	12.656	1.595.277
Schuldtitel anderer ausländischer Staaten	437.033	2.540	5.898	3.885	437.560
Schuldtitel halbstaatlicher Institutionen	3.078.038	24.093	51.200	43.789	3.094.720
Schuldtitel von Unternehmen	3.125.814	23.462	173.584	55.444	3.031.136
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.123.065	9.376	92.667	27.362	2.067.136
Aus Investmentfonds	772.032	11.051	56.220	11.253	738.116
	12.166.199	90.512	405.954	174.989	12.025.746
Dividendentitel					
Aktien	632.215	51.971	52.975	-	631.211
Aus Investmentfonds	1.133.336	37.861	138.454	-	1.032.743
	1.765.551	89.832	191.429	-	1.663.954
Kurzfristige Anlagen	666.845	–	–	48.064	714.909
Gesamt	14.598.595	180.344	597.383	223.053	14.404.609

31.12.2007

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	901.704	4.112	5.851	16.732	916.697
Schuldtitel der US-Regierung	1.526.131	46.316	175	17.660	1.589.932
Schuldtitel anderer ausländischer Staaten	376.357	2.266	2.471	3.265	379.417
Schuldtitel halbstaatlicher Institutionen	3.148.956	37.330	31.213	50.896	3.205.969
Schuldtitel von Unternehmen	3.384.791	26.302	117.316	64.942	3.358.719
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.201.889	18.982	49.708	36.101	2.207.264
Aus Investmentfonds	842.933	13.547	45.534	8.111	819.057
	12.382.761	148.855	252.268	197.707	12.477.055
Dividendentitel					
Aktien	701.961	84.757	23.583	–	763.135
Aus Investmentfonds	1.107.388	129.867	–	–	1.237.255
	1.809.349	214.624	23.583	–	2.000.390
Kurzfristige Anlagen	929.976	–	–	845	930.821
Gesamt	15.122.086	363.479	275.851	198.552	15.408.266

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

30.6.2008

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.251	132	9.383
Schuldtitel von Unternehmen	156.617	547	157.164
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	6.130	1	6.131
	171.998	680	172.678
Sonstige Finanzinstrumente			
Derivate	55.352	–	55.352
Gesamt	227.350	680	228.030

31.12.2007

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.844	331	10.175
Schuldtitel von Unternehmen	146.280	1.631	147.911
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	654	–	654
	156.778	1.962	158.740
Sonstige Finanzinstrumente			
Derivate	20.385	–	20.385
Gesamt	177.163	1.962	179.125

Derivative Finanzinstrumente

Zum 30. Juni 2008 weist die Hannover Rück in dieser Position im Berichtsquartal erworbene Verkaufsoptionskontrakte auf die Indizes Dax und EuroStoxx 50 mit einem Marktwert in Höhe von 27,9 Mio. EUR (31. Dezember 2007: 1,9 Mio. EUR) aus. Leerverkäufe von Kaufoptionskontrakten auf dieselben Indizes mit einem Marktwert in Höhe von 0,8 Mio. EUR (31. Dezember 2007: keine) waren zum Bilanzstichtag unter den anderen Verbindlichkeiten auszuweisen.

Darüber hinaus weist die Hannover Rück unter den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten zum 30. Juni 2008 im Zusammenhang mit der Rückversicherung stehende Derivate in Höhe von 27,5 Mio. EUR (31. Dezember 2007: 18,5 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden.

Ebenfalls zum Bilanzstichtag im Zusammenhang mit der Rückversicherung stehende Derivate in Höhe von 18,2 Mio. EUR (31. Dezember 2007: 15,9 Mio. EUR) passivisch unter den anderen Verbindlichkeiten auszuweisen. Davon entfielen zum Bilanzstichtag Zeitwerte in Höhe von 17,2 Mio. EUR (31. Dezember 2007: 13,0 Mio. EUR) auf die in die „Modified coinsurance"- und „Coinsurance funds withheld" (Modco)-Rückversicherungsverträge eingebetteten Derivate. Die Ergebnisbelastung aus den Modco-Derivaten belief sich zum 30. Juni 2008 auf 5,9 Mio. EUR vor Steuern (30. Juni 2007: 0,1 Mio. EUR). Im Rahmen der Bilanzierung von Modco-Rückversicherungsverträgen, bei denen Wertpapierdepots von den Zedenten gehalten und Zahlungen auf Basis des Ertrags bestimmter Wertpapiere des Zedenten geleistet werden, sind die Zinsrisikoelemente klar und eng mit den unterliegenden Rückversicherungsvereinbarungen verknüpft. Folglich resultieren eingebettete Derivate ausschließlich aus dem Kreditrisiko des zugrunde gelegten Wertpapierportefeuilles. Die Hannover Rück ermittelt die Marktwerte der in die Modco-Verträge eingebetteten Derivate unter Verwendung der zum Bewertungsstichtag verfügbaren Marktinformationen auf Basis einer „Credit Spread"-Methode, bei der das Derivat zum Zeitpunkt des Vertragsabschlusses einen Wert von Null aufweist und im Zeitablauf aufgrund der Veränderungen der Credit Spreads der Wertpapiere schwankt.

Ergebnis der Kapitalanlagen

in TEUR	2008	2007
	30.6	30.6.
Erträge aus Grundstücken	701	932
Dividenden	25.012	23.414
Zinserträge	352.686	374.265
Sonstige Kapitalanlageerträge	29.455	17.133
Ordentliche Kapitalanlageerträge	407.854	415.744
Ergebnis aus Anteilen an assoziierten Unternehmen	4.149	3.473
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	171.353	134.320
Realisierte Verluste aus dem Abgang von Kapitalanlagen	69.054	36.737
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-15.149	-141
Abschreibungen auf Grundstücke	242	278
Abschreibungen auf Dividendentitel	98.644	339
Abschreibungen auf festverzinsliche Wertpapiere	31.665	–
Sonstige Kapitalanlageaufwendungen	25.824	27.798
Nettoerträge aus selbst verwalteten Kapitalanlagen	342.778	488.244
Depotzinserträge	123.635	118.966
Depotzinsaufwendungen	21.335	21.015
Kapitalanlageergebnis	445.078	586.195

Die außerplanmäßigen Abschreibungen in Höhe von 130,3 Mio. EUR entfallen ausschließlich auf den dispositiven Bestand der Kapitalanlagen. Die Abschreibungen auf festverzinsliche Wertpapiere in Höhe von 31,7 Mio. EUR wurden größtenteils bei strukturierten Wertpapieren vorgenommen. Davon entfallen insgesamt 9,6 Mio. EUR auf weitere Abschreibungen, die direkt im Zusammenhang mit der Krise im US-Immobilienbereich stehen und von der Hannover Rück als ausfallgefährdet angesehen wurden. Aktien, deren Zeitwert signifikant, d. h. um mindestens 20 %, oder dauerhaft, d. h. für mindestens neun Monate, unter die Anschaffungskosten gesunken war, wurden in Höhe von 98,6 Mio. EUR als wertgemindert betrachtet.

Zinserträge aus Kapitalanlagen

in TEUR	2008	2007
	30.6	30.6.
Festverzinsliche Wertpapiere – Dauerbestand	28.539	33.630
Festverzinsliche Wertpapiere – Darlehen und Forderungen	25.143	34.493
Festverzinsliche Wertpapiere – dispositiver Bestand	262.682	278.221
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	2.809	3.304
Sonstige	33.513	24.617
Gesamt	352.686	374.265

6.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.785 (31. Dezember 2007: 1.922) Mitarbeiter.

Zum Bilanzstichtag waren insgesamt 1.781 (1.825) Mitarbeiter für den Hannover Rück-Konzern tätig, davon 936 (907) Personen im Inland und 845 (918) Personen für die konsolidierten Konzerngesellschaften im Ausland.

6.3 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das gezeichnete Kapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende nennwertlose Stückaktien eingeteilt. Die Aktien sind voll eingezahlt. Jede Aktie gewährt ein gleichrangiges Stimmrecht und einen gleichrangigen Dividendenanspruch.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Genussrechten oder Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

6.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 6. Mai 2008 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2009 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

6.5 Ergebnis je Aktie

Berechnung des unverwässerten sowie des verwässerten Ergebnisses je Aktie

	2008			2007		
	1.1.–30.6.			1.1.–30.6.		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Konzernergebnis	252.224	–	–	292.971	–	–
Gewogener Durchschnitt der ausgegebenen Aktien	–	120.957.134	–	–	120.957.134	–
Ergebnis je Aktie	252.224	120.957.134	2,09	292.971	120.957.134	2,43
aus fortzuführenden Geschäftsbereichen	252.224	120.957.134	2,09	262.259	120.957.134	2,18
aus aufgegebenen Geschäftsbereichen	–	120.957.134	–	30.712	120.957.134	0,25

Weder in der Berichts- noch in der Vorperiode lagen verwässernde Effekte oder andere außerordentliche Ergebnisbestandteile vor, die bei der Berechnung des Ergebnisses je Aktie gesondert hätten berücksichtigt oder ausgewiesen werden müssen.

Durch die Ausgabe von Aktien oder Bezugsrechten aus dem genehmigten oder dem bedingten Kapital könnte das Ergebnis je Aktie zukünftig potenziell verwässert werden.

7. Transaktionen mit nahestehenden Personen und Unternehmen

Nach IAS 24 werden nahestehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. In der Berichtsperiode bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahestehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält seit dem 10. Januar 2008 ausschließlich über die Talanx AG, auf die sowohl die HDI Verwaltungs-Service GmbH als auch die Zweite HDI Beteiligungsgesellschaft mbH gleichen Datums verschmolzen worden sind, eine Mehrheitsbeteiligung in unveränderter Höhe von 50,22 % an der Hannover Rück AG.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück-Gruppe zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen. Die Protection Reinsurance Intermediaries AG räumt der Hannover Rück AG und der E+S Rück AG eine vorrangige Position als Rückversicherer von Zedenten der Talanx-Gruppe ein. Ferner können sich die Hannover Rück AG und die E+S Rück AG an den Schutzdeckungen auf den Selbstbehalt der Gruppenzedenten beteiligen und sich ebenfalls schützen lassen.

Wesentliche Rückversicherungsbeziehungen mit nahestehenden Unternehmen in der Berichtsperiode werden in der folgenden Tabelle dargestellt.

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2008	
Nahestehendes Unternehmen	**Prämie**	**versicherungstechnisches Ergebnis**
	30.6.	**30.6.**
Übernommenes Geschäft		
ASPECTA Assurance International AG	10.319	1.555
ASPECTA Assurance International Luxembourg S.A.	17.683	1.886
ASPECTA Lebensversicherung AG	59.716	5.996
CiV Lebensversicherung AG	21.560	-2.075
CiV Versicherung AG	7.747	2.786
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	16.986	12.566
HDI Assicurazioni S.p.A.	7.235	3.683
HDI Direkt Versicherung AG	275	-4.223
HDI-Gerling Firmen und Privat Versicherung AG	9.066	2.332
HDI-Gerling Industrie Versicherung AG	64.329	-18.762
HDI-Gerling Lebensversicherung AG	7.034	-680
HDI-Gerling Verzekeringen N.V.	12.428	-1.003
HDI HANNOVER International España, Cia de Seguros y Reaseguros S.A.	10.494	-529
HDI Hannover Versicherung AG	7.142	2.020
HDI Sigorta A.S.	13.277	-2.725
Magyar Posta Biztositó Részvénytársaság	3.674	-1.702
Postbank Lebensversicherung AG	22.392	-882
Übrige Gesellschaften	6.495	2.987
	297.852	3.230
Abgegebenes Geschäft		
HDI-Gerling Industrie Versicherung AG	-410	-61
Übrige Gesellschaften	-	-7
Gesamt	297.442	3.162

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück AG und der ausländische Markt von der Hannover Rück AG bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die AmpegaGerling Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte in Spezialfonds werden durch die AmpegaGerling Investment GmbH verwaltet. Die AmpegaGerling Immobilien Management GmbH erbringt für die Hannover Rück Dienstleistungen im Rahmen eines Verwaltungsvertrages.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Ferner hat die Talanx AG der Hannover Rück AG und der E+S Rück AG die Unternehmensleiter-Vermögensschadenhaftpflichtversicherung der Talanx-Gruppe anteilig in Rechnung gestellt. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen in den Bereichen Steuern und allgemeine Verwaltung. Alle Geschäfte erfolgten zu marktüblichen Konditionen.

8. Übrige Erläuterungen

8.1 Haftungsverhältnisse und Eventualverbindlichkeiten

Eine von der Hannover Finance, Inc., Wilmington/USA, im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert. Im Geschäftsjahr 2007 hat die Emittentin die Anleihe nunmehr zum Zweck der Entwertung von der Hannover Rück AG in Höhe von 380,0 Mio. USD zurückerworben und entwertet. Zu näheren Erläuterungen verweisen wir auf die Angaben zu Darlehen und nachrangigem Kapital im Konzernabschluss zum 31. Dezember 2007.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2007.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen seitens der jeweiligen Emittentin nicht geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.976,6 Mio. EUR (31. Dezember 2007: 2.088,3 Mio. EUR). Zusätzlich haben wir im Rahmen von sogenannten „Single Trust Funds" unseren Zedenten weitere Sicherheiten in Höhe von 225,8 Mio. EUR (31. Dezember 2007: 328,7 Mio. EUR) eingeräumt.

Im Rahmen unserer Geschäftstätigkeit halten wir außerhalb der USA in verschiedenen Sperrdepots und Treuhandkonten Sicherheiten vor, die sich, bezogen auf die wesentlichen Gesellschaften des Konzerns, zum Bilanzstichtag auf 1.184,5 Mio. EUR (31. Dezember 2007: 1.235,1 Mio. EUR) beliefen.

Die in den Sperrdepots und Treuhandkonten gehaltenen Wertpapiere werden überwiegend im dispositiven Bestand der Kapitalanlagen ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Garantien in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 1.943,0 Mio. EUR (31. Dezember 2007: 2.150,0 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen seitens des Konzerns in Höhe von 252,4 Mio EUR (31. Dezember 2007: 235,2 Mio. EUR). Dabei handelt es sich im Wesentlichen um noch nicht erfüllte Einzahlungsverpflichtungen aus Beteiligungszusagen an Private-Equity-Funds und Venture-Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011), bezogen auf zukünftige Bilanzstichtage, kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 10,3 Mio. EUR geschätzt.

8.2 Ereignisse nach Ablauf des Halbjahres

Ende Juni und im Juli 2008 verursachten schwere Gewitter mit Hagel vor allem im Westen Deutschlands erhebliche Sachschäden. Die Hannover Rück erwartet hieraus im dritten Quartal 2008 eine Nettoschadenbelastung von 40,0 Mio. EUR.

Wesentliche Umrechnungskurse

1 EUR entspricht:	Devisenmittelkurs am Bilanzstichtag		Durchschnittskurs	
	2008	2007	2008	2007
	30.6.	31.12.	1.1.–30.6.	1.1.–30.6.
AUD	1,6398	1,6775	1,6601	1,6466
BHD	0,5965	0,5530	0,5780	0,5017
CAD	1,5937	1,4440	1,5333	1,5015
CNY	10,8460	10,7400	10,8217	10,2644
GBP	0,7928	0,7346	0,7730	0,6748
HKD	12,3085	11,4760	11,9611	10,3929
KRW	1.655,0000	1.377,0000	1.511,8571	1.242,2857
MYR	5,1675	4,8652	4,9524	4,6106
SEK	9,4600	9,4350	9,4034	9,2026
USD	1,5790	1,4716	1,5348	1,3309
ZAR	12,3835	10,0300	11,6557	9,5537

Versicherung der gesetzlichen Vertreter

Nach bestem Wissen versichern wir, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen für die Zwischenberichterstattung der Konzernzwischenabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernzwischenlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns im verbleibenden Geschäftsjahr beschrieben sind.

Hannover, den 28. Juli 2008

Der Vorstand

Zeller Arrago Dr. Becke

Gräber Dr. König Dr. Pickel Wallin

Bescheinigung nach prüferischer Durchsicht

an die Hannover Rückversicherung AG, Hannover

Wir haben den verkürzten Konzernzwischenabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Kapitalflussrechnung, Eigenkapitalveränderungsrechnung sowie ausgewählten erläuternden Anhangangaben – und den Konzernzwischenlagebericht der Hannover Rückversicherung AG, Hannover, für den Zeitraum vom 1. Januar bis 30. Juni 2008, die Bestandteile des Halbjahresfinanzberichts nach § 37w WpHG sind, einer prüferischen Durchsicht unterzogen. Die Aufstellung des verkürzten Konzernzwischenabschlusses nach den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, und des Konzernzwischenlageberichts nach den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, eine Bescheinigung zu dem verkürzten Konzernzwischenabschluss und dem Konzernzwischenlagebericht auf der Grundlage unserer prüferischen Durchsicht abzugeben.

Wir haben die prüferische Durchsicht des verkürzten Konzernzwischenabschlusses und des Konzernzwischenlageberichts unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze für die prüferische Durchsicht von Abschlüssen vorgenommen. Danach ist die prüferische Durchsicht so zu planen und durchzuführen, dass wir bei kritischer Würdigung mit einer gewissen Sicherheit ausschließen können, dass der verkürzte Konzernzwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, und der Konzernzwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden sind. Eine prüferische Durchsicht beschränkt sich in erster Linie auf Befragungen von Mitarbeitern der Gesellschaft und auf analytische Beurteilungen und bietet deshalb nicht die durch eine Abschlussprüfung erreichbare Sicherheit. Da wir auftragsgemäß keine Abschlussprüfung vorgenommen haben, können wir einen Bestätigungsvermerk nicht erteilen.

Auf der Grundlage unserer prüferischen Durchsicht sind uns keine Sachverhalte bekannt geworden, die uns zu der Annahme veranlassen, dass der verkürzte Konzernzwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, oder dass der Konzernzwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden ist.

Hannover, den 4. August 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Husch	Dr. Dahl
Wirtschaftsprüfer	Wirtschaftsprüfer

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Stefan Schulz

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations

Klaus Paesler

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
klaus.paesler@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

END